FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities LLC	**0001303871**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 10, 2005, Series 2005-4	**333-127237**

Name of Person Filing the Document
(If Other than the Registrant)




05063828



PROCESSED
AUG 18 2005
THOMSON
FINANCIAL



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: Aug 11, 2005

NEW CENTURY MORTGAGE SECURITIES LLC



By: ______________________

Name: KEVIN CLOYD

Title: EXECUTIVE VICE PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

FOR IO LOANS ONLY

DOC TYPE	# loans	avg loan bal	% of loans w/ silent 2d liens	wtd avg ltv	wt avg fico	% stated wage earners	% 2-4 family homes	occupancy status	wt avg gross cpn
FULL	1,425	$274,053.96	43.75%	81.92%	625.2	0.00%	4.38%	98.06%	6.479%
STATED	1,313	$317,386.09	54.81%	81.95%	660.5	56.27%	6.60%	96.30%	7.066%
limited doc	31	$309,360.88	40.68%	82.15%	653.7	0.00%	0%	97.39%	6.487%

Deal Name

Deal Size

60% Severity / 6 Month Lag / Triggers Failing / To Maturity

Class	Moody's	S&P	Fitch	Class Size	WAL	% of Cap	Libor Fwd CDR	Libor Fwd Cum Losses	Libor Fwd +200 CDR	Libor Fwd +200 Cum Losses	Initial Subordination	Px talk	Circled	Allocation	Final Px
M1	Aa1	AA+	AA+	81100000	4.796329	3.90%					19.00%				
M2	Aa2	AA	AA	66600000	4.677459	3.20%	15.12	20.90	12.61	18.21	15.80%				
M3	Aa3	AA-	AA-	47800000	4.615115	2.30%					13.50%				
M4	A1	A+	A+	34300000	4.580023	1.65%					11.85%				
M5	A2	A	A	34300000	4.551524	1.65%					10.20%				
M6	A3	A-	A-	32200000	4.534091	1.55%					8.65%				
M7	Baa1	BBB+	BBB+	33300000	4.520622	1.60%	8.18	12.80	5.97	9.77	7.05%				
M8	Baa2	BBB	BBB	22900000	4.498721	1.10%	7.38	11.72	5.21	8.65	5.95%				
M9	Baa3	BBB-	BBB-	22900000	4.493537	1.10%	6.60	10.65	4.47	7.54	4.85%				

FULLY FUNDED OC: TRUE/FALSE

Px Date

Lead Manager	Deutsche Bank, CSFB, Barclays
Co Managers	Northeast Securities
Expected Settlement	8/17/2005
Legal Final	Sep-35

Issuer

Originators	
1st	New Century
2nd	
3rd	
4th	
5th	

Servicer	
1st	New Century
2nd	
3rd	

Geographic Distribution		
1st	California	39.35%
2nd	Florida	9.08%
3rd	New York	6.18%
4th	New Jerse	4.13%
5th	Massachu:	3.39%

% ARMS	81.77%
% IO's	39.27%
% 1st Lien	97.69%
% 2nd Lien	2.31%
% Full Doc	55.57%
% Stated Doc	43.29%
% Limited Doc	1.14%

% Purchase	40.61%
% Cash Out	51.95%
% Refi	7.44%
% Owner Occ	89.68%

WA Gross Coupon	7.21%
WA Gross Coupon	
WA FICO	626.00%
WA CLTV	80.99%
WA Loan Size	205,009.36
# of Mtge Loans	10,147

OC	3.60%
% MI	0.00%

AGGREGATE

LTV BUCKET														
	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
LTV	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%
=<50	281	41,754,898	2.01%	203,555	6.91	603.71	42.24	38.14	90.98	82.82	90.80	69.13	10.09	0.00
>50 =<55	139	24,368,801	1.17%	227,277	6.91	610.27	52.87	40.02	88.14	86.93	93.30	63.71	9.36	0.00
>55 =<60	197	37,019,833	1.78%	235,206	6.91	592.79	57.98	39.29	93.97	91.65	90.63	72.81	14.45	0.00
>60 =<65	316	64,951,169	3.12%	273,763	7.02	595.21	63.21	38.37	92.91	86.34	92.71	62.00	13.43	0.00
>65 =<70	457	97,423,148	4.68%	284,571	7.17	593.51	68.61	39.80	90.73	85.15	86.73	59.60	21.93	0.00
>70 =<75	636	131,178,776	6.31%	278,176	7.15	590.70	73.94	41.44	93.01	87.65	87.90	67.28	24.59	0.00
>75 =<80	3,564	807,967,880	38.84%	299,667	6.84	641.11	79.76	41.64	94.21	84.84	26.74	50.24	57.15	0.00
>80 =<85	1,299	278,915,655	13.41%	304,610	7.39	598.01	84.46	40.69	91.06	88.52	71.43	63.74	29.08	0.00
>85 =<90	1,798	401,749,690	19.31%	310,879	7.48	633.98	89.70	40.95	78.35	82.91	56.88	51.03	35.50	0.00
>90 =<95	614	139,724,517	6.72%	310,645	7.65	650.11	94.71	41.01	84.13	85.08	53.32	58.15	40.90	0.00
>95 <100	28	2,485,042	0.12%	170,732	9.98	650.54	98.98	45.05	97.30	77.31	54.01	68.41	0.00	0.00
=100	818	52,690,567	2.53%	90,338	9.84	659.87	100.00	41.93	96.08	86.51	13.00	49.98	0.00	0.00
TOTAL	10,147	2,080,229,977	100.00%	290,981	7.21	626.23	80.99	41.01	89.68	85.35	51.95	55.57	39.27	0.00

LTV Mean: 81.47 Medi: 80 Standard Deviation: 12.07 LTV =80: 33.1 % Silent Seconds: 29.05

Second Liens

LTV BUCKET														
	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
LTV	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%
=<50	-	-	0.00%	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
>50 =<55	-	-	0.00%	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
>55 =<60	-	-	0.00%	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
>60 =<65	-	-	0.00%	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
>65 =<70	-	-	0.00%	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
>70 =<75	-	-	0.00%	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
>75 =<80	2	109,957	0.23%	55,432	10.62	628.91	78.78	47.62	100.00	100.00	100.00	100.00	0.00	0.00
>80 =<85	-	-	0.00%	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
>85 =<90	3	180,591	0.38%	83,800	10.43	647.54	85.47	41.08	100.00	100.00	100.00	100.00	0.00	0.00
>90 =<95	25	1,511,142	3.15%	69,691	10.61	657.35	94.92	42.20	91.94	78.18	31.02	43.46	0.00	0.00
>95 <100	24	1,541,332	3.21%	84,098	10.56	641.95	98.94	44.74	95.65	85.16	33.89	70.80	0.00	0.00
=100	761	44,648,784	93.03%	74,134	10.07	658.37	100.00	42.25	95.38	85.42	12.07	49.51	0.00	0.00
TOTAL	815	47,991,807	100.00%	74,308	10.11	657.71	99.70	42.34	95.31	85.27	13.90	50.31	0.00	0.00

LTV Mean: 99.71 Medi: 100 Standard Deviation: 1.63 LTV =80: 80: 0.00 % Silent Seconds: 0

Investment Properties

FIXED / FLOATING (ii)													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Fixed	98	14,929,245.64	8.62%	234,202.78	7.38	657.1674	74.77	39.63	0	66.83	72.65	72.19	0
Balloon	-	-	0.00%	-	0.00%	0	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
2/28	696	149,131,108.34	86.11%	286,028.40	8.073	665.8661	85.36	38.75	0	61.56	38.17	22.97	0
3/27	28	4,821,225.69	2.78%	443,943.41	8.583	648.0984	92.63	45.96	0	100	0	23.03	100
5/25	17	3,091,554.29	1.79%	295,659.80	7.619	680.9947	84.84	37.45	0	50.96	38	14.06	0
2/28 IO	3	1,216,901.06	0.70%	262,986.44	7.666	655.3636	82.88	36.61	0	57.9	69.31	26.87	0
3/27 IO			0.00%	-	0.00%	0	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
5/25 IO	-	-	0.00%	-	0.00%	0	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other	-	-	0.00%	-	0.00%	0	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
TOTAL	**842**	**173,190,035**	**100.00%**	**282,527.33**	**7.997**	**665.2251**	**84.44**	**38.8**	**0**	**61.92**	**41.43**	**27.04**	**0.7**

Second Liens

PROPERTY BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Property Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Single Family	580	33,485,605.02	69.77%	73,699.02	10.101	655.6698	99.71	42.21	96.85	100	16.77	51.87	0
PUD	129	7,438,818.91	15.50%	71,959.06	10.201	654.8191	99.67	41.93	89.68	100	7.07	44.02	0
2-4 Unit	41	3,354,395.17	6.99%	90,843.70	10.191	671.0623	99.61	44.63	98.87	0	8.46	40.29	0
Townhouse	-	-	0.00%	-	0	0	0	0	0	0	0	0	0
Condo	64	3,684,999.03	7.68%	69,876.79	9.916	669.9863	99.81	42.21	89.41	0	6.7	57.56	0
MH	-	-	0.00%	-	0	0	0	0	0	0	0	0	0
Other	1	27,988.38	0.06%	27,988	10.3	644	100	46.62	100	0	0	100	0
TOTAL	815	47,991,807	100.00%	74,307.51	10.109	657.7063	99.7	42.34	95.31	85.27	13.9	50.31	0

New Century 2005-4
Preliminary Collateral Analysis
IO Loans
2,769 records
Balance: 816,845,024



Deutsche Bank

Summary Statistics
As-of / Cut-off Date: 2005-08-01
Delinquency / Cut-off Date: 2005-08-01
Number of Loans: 2,769
Total Current Balance: 816,845,024.11
Maximum Balance: 1,000,000.00
Minimum Balance: 54,810.00
Average Current Balance: 294,996.40
Weighted Average Coupon: 6.779
Maximum Coupon: 9.950
Minimum Coupon: 4.990
Weighted Average Net Coupon: 6.277
Maximum Net Coupon: 9.449
Minimum Net Coupon: 4.489
Weighted Average Margin: 5.704
Weighted Average Maximum Rate: 13.778
Weighted Average Minimum Rate: 6.779
Weighted Average Months to Roll: 25
Weighted Average Original Term: 360.00
Weighted Average Original IO Term: 30.58
Weighted Average Remaining Term: 358.93
Weighted Average Seasoning: 1.07
Top 5 States: CA(58%),FL(6%),NY(5%),MA(3%),AZ(3%)
Top 5 Zip Codes: 95206(1%),92688(1%),92336(0%),91342(0%),92656(0%)
Weighted Average FICO Score: 643.6
Weighted Average Orig CLTV: 81.94
Weighted Average Orig Frequency CLTV: 91.61
% of portfolio with CLTV over 80%: 34.39
% of portfolio with CLTV over 80% & no MI: 34.39
% with LPMI: **invalid**
Weighted Average LPMI: **invalid**
% of portfolio Conforming: 56.73
% of portfolio Jumbo: 43.27
% of portfolio with Full/Alt Docs: 47.81
% Owner Occupied: 97.2
% Fixed Rate: 0.0
% IO: 100.0
% Seconds: 0.0
% of Total Pool - Simultaneous Seconds: 49.4
% Prepay Penalties: 76.3

Product Type	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
Interest Only ARM-2 Year/6 Month	2,282	$678,274,082.54	83.04%	297,227.91	6.818%	81.89%	642
Interest Only ARM-3 Year/6 Month	487	138,570,941.57	16.96	284,539.92	6.586	82.16	650
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
4.500 - 4.999	3	$1,216,920.00	0.15%	405,640.00	4.990%	80.09%	608
5.000 - 5.499	70	22,405,986.05	2.74	320,085.52	5.313	78.33	664
5.500 - 5.999	330	111,677,089.95	13.67	338,415.42	5.782	79.59	658
6.000 - 6.499	572	173,250,457.49	21.21	302,885.42	6.249	80.69	648
6.500 - 6.999	797	241,915,482.33	29.62	303,532.60	6.748	81.53	642
7.000 - 7.499	419	111,142,381.52	13.61	265,256.28	7.230	82.50	636
7.500 - 7.999	324	91,212,363.47	11.17	281,519.64	7.729	84.60	635
8.000 - 8.499	146	37,373,233.51	4.58	255,981.05	8.209	86.22	636
8.500 - 8.999	76	19,886,653.34	2.43	261,666.49	8.695	89.00	626
9.000 - 9.499	29	5,850,875.44	0.72	201,754.33	9.218	89.95	602
9.500 - 9.999	3	913,581.00	0.11	304,527.00	9.733	92.04	601
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 4.990
Maximum: 9.950
Weighted Average: 6.779

Current Principal Balance ($)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
50,000.01 - 100,000.00	89	$7,558,707.37	0.93%	84,929.30	7.237%	80.47%	631
100,000.01 - 150,000.00	338	43,317,391.28	5.30	128,157.96	7.072	80.35	629
150,000.01 - 200,000.00	358	63,241,779.82	7.74	176,653.02	7.005	80.43	633
200,000.01 - 250,000.00	399	89,907,287.49	11.01	225,331.55	6.919	80.73	636
250,000.01 - 300,000.00	373	102,611,513.46	12.56	275,097.89	6.656	80.84	640
300,000.01 - 350,000.00	347	112,427,679.71	13.76	323,999.08	6.750	82.12	641
350,000.01 - 400,000.00	289	108,099,195.62	13.23	374,045.66	6.763	81.97	647
400,000.01 - 450,000.00	190	81,339,096.15	9.96	428,100.51	6.692	83.08	644
450,000.01 - 500,000.00	156	74,412,952.05	9.11	477,006.10	6.719	82.91	653
500,000.01 - 550,000.00	108	56,878,222.50	6.96	526,650.21	6.665	82.83	656
550,000.01 - 600,000.00	60	34,672,999.35	4.24	577,883.32	6.681	83.06	640
600,000.01 - 650,000.00	25	15,615,968.53	1.91	624,638.74	6.689	84.97	654
650,000.01 - 700,000.00	18	12,178,973.08	1.49	676,609.62	6.776	86.42	670
700,000.01 - 750,000.00	10	7,246,607.71	0.89	724,660.77	6.219	84.00	676
750,000.01 - 800,000.00	7	5,386,650.00	0.66	769,521.43	6.944	84.58	678
800,000.01 or greater	2	1,950,000.00	0.24	975,000.00	6.890	75.74	659
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 54,810.00
Maximum: 1,000,000.00
Average: 294,996.40

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Original Principal Balance ($)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
50,000.01 - 100,000.00	89	$7,558,707.37	0.93%	84,929.30	7.237%	80.47%	631
100,000.01 - 150,000.00	338	43,317,391.28	5.30	128,157.96	7.072	80.35	629
150,000.01 - 200,000.00	358	63,241,779.82	7.74	176,653.02	7.005	80.43	633
200,000.01 - 250,000.00	399	89,907,287.49	11.01	225,331.55	6.919	80.73	636
250,000.01 - 300,000.00	372	102,311,721.07	12.53	275,031.51	6.658	80.81	640
300,000.01 - 350,000.00	347	112,377,677.17	13.76	323,854.98	6.748	82.14	641
350,000.01 - 400,000.00	290	108,448,990.54	13.28	373,962.04	6.763	81.96	647
400,000.01 - 450,000.00	190	81,339,096.15	9.96	428,100.51	6.692	83.08	644
450,000.01 - 500,000.00	156	74,412,952.05	9.11	477,006.10	6.719	82.91	653
500,000.01 - 550,000.00	108	56,878,222.50	6.96	526,650.21	6.665	82.83	656
550,000.01 - 600,000.00	60	34,672,999.35	4.24	577,883.32	6.681	83.06	640
600,000.01 - 650,000.00	25	15,615,968.53	1.91	624,638.74	6.689	84.97	654
650,000.01 - 700,000.00	18	12,178,973.08	1.49	676,609.62	6.776	86.42	670
700,000.01 - 750,000.00	10	7,246,607.71	0.89	724,660.77	6.219	84.00	676
750,000.01 - 800,000.00	7	5,386,650.00	0.66	769,521.43	6.944	84.58	678
800,000.01 or greater	2	1,950,000.00	0.24	975,000.00	6.890	75.74	659
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 54,810.00
Maximum: 1,000,000.00
Average: 295,066.28
Total: 817,038,532.09

Credit Grade	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
AA.	2,552	$749,558,726.97	91.76%	293,714.23	6.766%	81.88%	646
A-.	45	14,464,169.30	1.77	321,425.98	6.830	80.38	613
A+.	170	52,291,927.85	6.40	307,599.58	6.937	83.28	620
B.	1	180,000.00	0.02	180,000.00	6.750	55.38	573
C.	1	350,200.00	0.04	350,200.00	7.000	85.00	581
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Remaining Terms (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
349 - 360	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 352
Maximum: 360
Weighted Average: 358.93

Original Terms (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
360	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 360
Maximum: 360
Weighted Average: 360.00

Original Combined Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
Less than or equal to 30.00	1	$150,000.00	0.02%	150,000.00	7.250%	29.70%	633
30.01 - 35.00	3	591,706.00	0.07	197,235.33	5.804	32.60	627
40.01 - 45.00	3	882,000.00	0.11	294,000.00	6.445	42.73	646
45.01 - 50.00	11	2,590,251.00	0.32	235,477.36	6.394	48.23	631
50.01 - 55.00	9	2,281,166.33	0.28	253,462.93	6.498	52.33	622
55.01 - 60.00	25	5,350,486.88	0.66	214,019.48	6.315	56.97	613
60.01 - 65.00	32	8,723,392.80	1.07	272,606.03	6.427	63.39	606
65.01 - 70.00	73	21,363,132.95	2.62	292,645.66	6.412	68.47	619
70.01 - 75.00	101	32,255,715.96	3.95	319,363.52	6.440	73.83	612
75.01 - 80.00	1,670	461,757,943.59	56.53	276,501.76	6.641	79.86	654
80.01 - 85.00	237	81,112,430.55	9.93	342,246.54	6.780	84.39	628
85.01 - 90.00	415	142,635,483.41	17.46	343,699.96	7.135	89.67	634
90.01 - 95.00	189	57,151,314.62	7.00	302,387.91	7.465	94.70	641
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 29.70
Maximum: 95.00
Weighted Average by Original Balance: 81.94
Weighted Average by Current Balance: 81.94

Margin (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
2.500 - 2.749	4	$661,032.59	0.08%	165,258.15	6.486%	75.65%	640
2.750 - 2.999	1	514,048.68	0.06	514,048.68	7.600	90.00	665
3.250 - 3.499	1	244,483.11	0.03	244,483.11	7.800	89.09	595
3.500 - 3.749	3	835,722.84	0.10	278,574.28	5.745	76.74	610
3.750 - 3.999	1	150,668.89	0.02	150,668.89	6.700	80.00	634
4.000 - 4.249	3	456,400.00	0.06	152,133.33	6.756	80.00	676
5.000 - 5.249	25	6,648,601.93	0.81	265,944.08	7.149	81.13	611
5.250 - 5.499	14	3,921,466.20	0.48	280,104.73	6.853	80.14	647
5.500 - 5.749	1,328	369,958,853.63	45.29	278,583.47	6.509	81.83	631
5.750 - 5.999	1,240	388,013,162.35	47.50	312,913.84	6.995	82.11	656
6.000 - 6.249	122	36,514,964.97	4.47	299,302.99	7.064	82.36	646
6.250 - 6.499	19	6,656,495.31	0.81	350,341.86	7.128	78.83	634
6.500 - 6.749	5	1,815,522.82	0.22	363,104.56	7.053	81.01	637
6.750 - 6.999	2	388,800.80	0.05	194,400.40	6.789	75.86	626
8.000 - 8.249	1	64,800.00	0.01	64,800.00	7.700	80.00	578
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 2.500
Maximum: 8.000
Weighted Average: 5.704

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus . NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Minimum Mortgage Rates (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
4.500 - 4.999	3	$1,216,920.00	0.15%	405,640.00	4.990%	80.09%	608
5.000 - 5.499	70	22,405,986.05	2.74	320,085.52	5.313	78.33	664
5.500 - 5.999	330	111,677,089.95	13.67	338,415.42	5.782	79.59	658
6.000 - 6.499	572	173,250,457.49	21.21	302,885.42	6.249	80.69	648
6.500 - 6.999	797	241,915,482.33	29.62	303,532.60	6.748	81.53	642
7.000 - 7.499	419	111,142,381.52	13.61	265,256.28	7.230	82.50	636
7.500 - 7.999	324	91,212,363.47	11.17	281,519.64	7.729	84.60	635
8.000 - 8.499	146	37,373,233.51	4.58	255,981.05	8.209	86.22	636
8.500 - 8.999	76	19,886,653.34	2.43	261,666.49	8.695	89.00	626
9.000 - 9.499	29	5,850,875.44	0.72	201,754.33	9.218	89.95	602
9.500 - 9.999	3	913,581.00	0.11	304,527.00	9.733	92.04	601
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 4.990
Maximum: 9.950
Weighted Average: 6.779

Maximum Mortgage Rates (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
11.500 - 11.999	3	$1,216,920.00	0.15%	405,640.00	4.990%	80.09%	608
12.000 - 12.499	71	22,681,986.05	2.78	319,464.59	5.328	78.35	664
12.500 - 12.999	330	111,677,089.95	13.67	338,415.42	5.782	79.59	658
13.000 - 13.499	572	173,179,457.49	21.20	302,761.29	6.250	80.70	649
13.500 - 13.999	797	241,915,482.33	29.62	303,532.60	6.748	81.53	642
14.000 - 14.499	418	110,937,381.52	13.58	265,400.43	7.230	82.49	636
14.500 - 14.999	324	91,212,363.47	11.17	281,519.64	7.729	84.60	635
15.000 - 15.499	146	37,373,233.51	4.58	255,981.05	8.209	86.22	636
15.500 - 15.999	76	19,886,653.34	2.43	261,666.49	8.695	89.00	626
16.000 - 16.499	29	5,850,875.44	0.72	201,754.33	9.218	89.95	602
16.500 - 16.999	3	913,581.00	0.11	304,527.00	9.733	92.04	601
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 11.990
Maximum: 16.950
Weighted Average: 13.778

Initial Periodic Cap (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
1.000	2	$481,000.00	0.06%	240,500.00	6.869%	82.31%	660
1.500	2,767	816,364,024.11	99.94	295,035.79	6.779	81.94	644
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 1.000
Maximum: 1.500
Weighted Average: 1.500

Periodic Cap (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
1.000	2	$481,000.00	0.06%	240,500.00	6.869%	82.31%	660
1.500	2,767	816,364,024.11	99.94	295,035.79	6.779	81.94	644
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 1.000
Maximum: 1.500
Weighted Average: 1.500

Next Rate Adjustment Date	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
2007-03	3	$1,037,350.00	0.13%	345,783.33	6.872%	81.89%	620
2007-04	52	16,228,432.09	1.99	312,085.23	6.834	84.63	621
2007-05	132	40,749,683.89	4.99	308,709.73	7.036	84.45	618
2007-06	297	84,794,386.22	10.38	285,502.98	7.009	82.32	617
2007-07	1,054	310,997,842.12	38.07	295,064.37	6.811	81.33	642
2007-08	744	224,466,388.22	27.48	301,702.13	6.715	81.86	658
2007-12	1	200,000.00	0.02	200,000.00	6.650	80.00	585
2008-04	68	21,259,293.45	2.60	312,636.67	6.659	84.47	625
2008-05	63	19,078,078.50	2.34	302,826.64	6.359	83.14	650
2008-06	42	9,045,051.29	1.11	215,358.36	6.866	81.54	645
2008-07	128	37,791,614.83	4.63	295,246.99	6.635	81.35	655
2008-08	185	51,196,903.50	6.27	276,740.02	6.554	81.54	656
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 2007-03-01
Maximum: 2008-08-01
Weighted Average: 2007-08-30

Geographic Distribution by State	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
California	1,308	$474,546,543.25	58.10%	362,803.17	6.615%	81.77%	648
Florida	209	46,636,401.26	5.71	223,140.68	7.208	83.23	643
New York	105	38,204,709.42	4.68	363,854.38	6.758	82.21	645
Massachusetts	89	25,437,694.27	3.11	285,816.79	6.718	80.56	642
Arizona	112	23,911,201.11	2.93	213,492.87	7.154	82.34	639
New Jersey	80	23,321,635.22	2.86	291,520.44	7.087	84.40	638
Washington	94	21,619,934.64	2.65	229,999.30	6.911	82.04	625
Nevada	80	19,719,720.79	2.41	246,496.51	6.958	81.29	641
Illinois	90	19,677,525.05	2.41	218,639.17	6.912	80.76	641
Maryland	61	16,836,218.57	2.06	276,003.58	7.073	80.24	624
Colorado	77	15,059,322.46	1.84	195,575.62	6.575	82.45	625
Virginia	44	11,369,989.40	1.39	258,408.85	7.185	79.69	635
Hawaii	25	9,340,709.16	1.14	373,628.37	6.591	79.76	668
Oregon	44	8,881,780.43	1.09	201,858.65	6.934	81.77	635
Minnesota	42	8,473,708.21	1.04	201,754.96	7.091	83.33	629
Other	309	53,807,930.86	6.59	174,135.70	7.257	83.20	629
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Number of States Represented: 49

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Occupancy	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
Primary	2,674	$793,610,904.42	97.16%	296,787.92	6.768%	81.92%	642
Second Home	92	22,017,218.64	2.70	239,317.59	7.068	81.90	696
Investment	3	1,216,901.06	0.15	405,633.69	8.583	92.63	648
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Property Type	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
Single Family Residence	2,005	$595,581,802.39	72.91%	297,048.28	6.782%	81.92%	641
Planned Unit Development	360	99,429,296.20	12.17	276,192.49	6.927	81.88	644
Condo	280	77,241,077.54	9.46	275,860.99	6.698	82.11	653
2-4 Family	124	44,592,847.98	5.46	359,619.74	6.544	81.97	667
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Loan Purpose	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
Purchase	1,510	$435,830,833.80	53.36%	288,629.69	6.774%	81.48%	661
Refinance - Cashout	1,032	324,390,793.89	39.71	314,332.16	6.799	82.59	623
Refinance - Rate Term	227	56,623,396.42	6.93	249,442.27	6.697	81.76	628
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Documentation Level	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
Stated Documentation	1,313	$416,727,941.51	51.02%	317,386.09	7.066%	81.95%	661
Full Documentation	1,425	390,526,895.42	47.81	274,053.96	6.479	81.92	625
Limited Documentation	31	9,590,187.18	1.17	309,360.88	6.487	82.15	654
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

FICO Score	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
525 - 549	1	$522,500.00	0.06%	522,500.00	7.990%	94.91%	548
550 - 574	140	40,666,644.99	4.98	290,476.04	6.949	79.73	567
575 - 599	478	125,623,199.15	15.38	262,810.04	6.951	81.56	587
600 - 624	543	153,281,483.97	18.77	282,286.34	6.814	82.39	612
625 - 649	605	176,473,049.26	21.60	291,690.99	6.883	82.26	636
650 - 674	407	125,586,002.24	15.37	308,565.12	6.659	82.42	660
675 - 699	196	61,230,284.61	7.50	312,399.41	6.637	81.41	686
700 - 724	197	66,657,810.94	8.16	338,364.52	6.618	81.73	712
725 - 749	102	33,131,922.85	4.06	324,822.77	6.467	81.26	737
750 - 774	69	24,248,417.55	2.97	351,426.34	6.565	82.51	761
775 - 799	28	8,664,508.56	1.06	309,446.73	6.477	82.13	785
800 or greater	3	759,200.00	0.09	253,066.67	5.907	78.97	805
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Minimum: 548
Maximum: 820
Weighted Average: 643.6
% UPB missing FICOs: 0.0

Prepayment Penalty Months	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
0	663	$193,839,217.19	23.73%	292,366.84	7.213%	82.18%	646
12	98	27,262,679.64	3.34	278,190.61	7.210	82.38	664
24	1,762	529,006,250.38	64.76	300,230.56	6.648	81.82	641
36	246	66,736,876.91	8.17	271,288.12	6.377	82.05	648
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

Non-zero Weighted Average Prepay Penalty Term: 25

Lien	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV	FICO Score
1st Lien	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644
Total:	2,769	$816,845,024.11	100.00%	294,996.40	6.779%	81.94%	644

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4
Preliminary Collateral Analysis
All records
10,147 records
Balance: 2,080,229,977



SEC MAIL PROCESSING
RECEIVED
AUG 2005
WASH, D.C.
199
SECTION

Deutsche Bank @

Summary Statistics

As-of / Cut-off Date: 2005-08-01
Delinquency / Cut-off Date: 2005-08-01
Number of Loans: 10,147
Total Current Balance: 2,080,229,976.69
Maximum Balance: 1,000,000.00
Minimum Balance: 17,689.67
Average Current Balance: 205,009.36
Weighted Average Coupon: 7.213
Maximum Coupon: 13.300
Minimum Coupon: 4.990
Weighted Average Margin: 5.746
Weighted Average Maximum Rate: 14.192
Weighted Average Minimum Rate: 7.194
Weighted Average Months to Roll: 25
Weighted Average Original Term: 358.00
Weighted Average Original IO Term: 30.58
Weighted Average Remaining Term: 357.12
Weighted Average Seasoning: 0.88
Top 5 States: CA(39%),FL(9%),NY(6%),NJ(4%),MA(3%)
Top 5 Zip Codes: 95206(0%),92336(0%),93550(0%),94591(0%),92688(0%)
Weighted Average FICO Score: 626.2
Weighted Average Orig CLTV: 80.99
Weighted Average Orig Frequency CLTV: 86.57
% of portfolio with CLTV over 80%: 42.09
% of portfolio with CLTV over 80% & no MI: 42.09
% with LPMI: **invalid**
Weighted Average LPMI: **invalid**
% of portfolio Conforming: 71.89
% of portfolio Jumbo: 28.11
% of portfolio with Full/Alt Docs: 55.57
% Owner Occupied: 89.7
% Fixed Rate: 18.2
% IO: 39.3
% Seconds: 2.3
% of Total Pool - Simultaneous Seconds: 29.0

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4
Preliminary Collateral Analysis

Deutsche Bank @

All records
10,147 records
Balance: 2,080,229,977

Product Type	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Fixed - 10 Year	676,882.96	0.03	10	0.10	67,688.30	7.028	0.000	0.000	0	120.00	119.34	0.66	67.69	67.69	641.6	100.0	85.4	100.0	0.0	56.8
Fixed - 15 Year	12,121,618.48	0.58	104	1.02	116,554.02	7.039	0.000	0.000	0	180.00	179.29	0.71	68.79	70.06	625.4	80.6	93.1	100.0	0.0	72.3
Fixed - 20 Year	14,520,601.87	0.70	128	1.26	113,442.20	7.029	0.000	0.000	0	240.00	239.25	0.75	73.62	74.51	632.9	79.8	95.3	100.0	0.0	75.5
Fixed - 25 Year	1,099,155.30	0.05	8	0.08	137,394.41	6.479	0.000	0.000	0	300.00	299.56	0.44	78.30	78.30	649.3	67.1	100.0	100.0	0.0	62.0
Fixed - 30 Year	351,002,624.89	16.87	2,409	23.74	145,704.70	7.324	0.000	0.000	0	360.00	359.30	0.70	80.14	81.68	635.3	75.3	95.1	100.0	0.0	84.7
ARM - 2 Year/6 Month	818,072,085.32	39.33	4,389	43.25	186,391.45	7.614	5.783	14.611	23	360.00	359.20	0.80	80.85	84.33	604.8	54.1	80.0	0.0	0.0	63.8
ARM - 2 Year/6 Month IO	678,274,082.54	32.61	2,282	22.49	297,227.91	6.818	5.707	13.818	23	360.00	359.01	0.99	81.89	91.93	642.3	47.0	97.0	0.0	100.0	80.8
ARM - 3 Year/6 Month	39,675,460.37	1.91	198	1.95	200,381.11	7.159	5.773	14.149	36	360.00	359.56	0.44	80.95	85.19	623.2	52.1	85.2	0.0	0.0	52.0
ARM - 3 Year/6 Month IO	138,570,941.57	6.66	487	4.80	284,539.92	6.586	5.693	13.584	35	360.00	358.56	1.44	82.16	90.06	649.5	51.8	98.1	0.0	100.0	54.2
ARM - 5 Year/6 Month	26,216,523.38	1.26	132	1.30	198,610.03	7.065	5.865	14.065	59	360.00	359.06	0.94	77.09	82.21	635.6	58.6	87.3	0.0	0.0	69.9
Total:	2,080,229,976.69	100.00	10,147	100.00	205,009.36	7.213	5.746	14.192	25	358.00	357.12	0.88	80.99	86.57	626.2	55.6	89.7	18.2	39.3	72.2

IO Term	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
0	1,263,384,952.58	60.73	7,378	72.71	171,236.78	7.494	5.785	14.574	25	356.71	355.95	0.76	80.37	83.31	615.0	60.6	84.8	30.0	0.0	69.6
24	614,279,866.05	29.53	2,072	20.42	296,467.12	6.808	5.707	13.807	23	360.00	359.00	1.00	81.95	91.93	641.9	47.8	96.9	0.0	100.0	81.4
36	80,060,828.72	3.85	266	2.62	300,980.56	6.497	5.720	13.493	35	360.00	358.75	1.25	81.95	89.29	649.0	53.7	99.3	0.0	100.0	59.2
60	122,504,329.35	5.89	431	4.25	284,232.78	6.816	5.683	13.816	28	360.00	358.69	1.31	81.88	91.53	648.1	43.8	96.8	0.0	100.0	61.6
Total:	2,080,229,976.69	100.00	10,147	100.00	205,009.36	7.213	5.746	14.192	25	358.00	357.12	0.88	80.99	86.57	626.2	55.6	89.7	18.2	39.3	72.2

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Combined Original Loan-to-Value Ratio (%)	Current Principal Balance	% by Current Principal Balance	Number of Loans
85.01 - 90.00	1,303,200.00	0.23	3
90.01 - 95.00	8,656,705.72	1.56	30
95.01 - 100.00	545,968,303.72	98.21	2,328
Total	555,928,209.43	100.00	2,361

SEC MAIL PROCESSING SECTION RECEIVED WASH. D.C.

Questions For NCHET 05-4

Cambridge Place
INVESTMENT MANAGEMENT

Date: 8/8/2005
From: Lesley McAdams

Structure, Enhancement, Etc.
I think you already received these answers from Patrick Kim:
What are the rating agency expected loss levels (single B enhancement level)?
Approx 3% from S&P and 5.15% from Moody's.

Can we please have a schedule of expected excess spread levels based on forward LIBOR for the first 72 months from issuance? *Please see attached xs_spread file*

Who will be holding the residual? Will there be an upcoming NIM?
New Century will be holding the residual and there will not be a NIM

Underwriting

Collateral Characteristics (Whole Pool)

What is the average DTI for the pool? *41.01%*

What is the DTI distribution for the pool? *See attached DTI Table*

For I/O loans, is DTI calculated using the interest only or the fully amortizing payment? *Interest only*



What is the average DTI for each 50 point FICO bucket?

451 – 500	*41.27*
501 – 550	*41.36*
551 – 600	*40.61*
601 – 650	*41.24*
651 – 700	*41.10*
701 – 750	*40.70*
751 – 800	*40.83*
801 – 850	*40.76*

Can we be provided with a complete term sheet for the I/O loans? *See attached IO Term Sheet Strats*

What is the distribution of I/O terms? See attached *IO Term strats*

What are the initial, periodic, and ultimate caps for the I/O loans? *See attached IO Term Sheet strats*

What % of the total loans have a simultaneous second lien? What is the LTV distribution and average DTI for these loans? What % of these seconds are included in the deal, and what % are silent? *26.72% of the loans have a simultaneous second, See attached Simul Seconds LTV file, 42.30% weighted average DTI for loans with Simul Seconds, 25.48% have silent seconds*

What % of the I/O loans have a simultaneous second lien? What is the LTV distribution and average DTI for these loans? What % of these *IO loans with* **seconds** *(no second liens are IOs)* **are included in the deal, and what % are silent?** *47.89% of IOs have a simultaneous second lien, see attached IOs+Simseconds file,6.94% of IOs with second liens have the second liens included in the deal – this represents 2.72% of the overall pool.*

Collateral Sampled for Due Diligence

What % of the stated doc loans were made to borrowers who are salaried?
52.69% of the stated doc loans were made to salaried borrowers

What % of the purchase loans were made to first time borrowers?
With this security population the percentage of purchase money loans by first time borrowers is 51.36%.

What is the average borrower gross income?
The average income 6,108.16 (monthly)

What is average number of trade lines on the credit report for a typical borrower?
Still waiting on this one from New Century

New Century 2005-4
Preliminary Collateral Analysis
Simultaneous Seconds-ACTUAL; IO Loans
1,433 records
Balance: 391,222,305

Deutsche Bank

Summary Statistics
As-of / Cut-off Date: 2005-08-01
Delinquency / Cut-off Date: 2005-08-01
Number of Loans: 1,433
Total Current Balance: 391,222,305.39
Maximum Balance: 764,000.00
Minimum Balance: 59,954.12
Average Current Balance: 273,009.28
Weighted Average Coupon: 6.631
Maximum Coupon: 9.000
Minimum Coupon: 4.990
Weighted Average Margin: 5.713
Weighted Average Maximum Rate: 13.630
Weighted Average Minimum Rate: 6.631
Weighted Average Months to Roll: 25
Weighted Average Original Term: 360.00
Weighted Average Original IO Term: 30.14
Weighted Average Remaining Term: 359.16
Weighted Average Seasoning: 0.84
Top 5 States: CA(57%),FL(6%),NY(4%),WA(3%),NV(3%)
Top 5 Zip Codes: 92688(1%),94591(1%),93905(1%),93906(1%),91350(1%)
Weighted Average FICO Score: 660.4
Weighted Average Orig CLTV: 80.13
Weighted Average Orig Frequency CLTV: 99.86
% of portfolio with CLTV over 80%: 2.86
% of portfolio with CLTV over 80% & no MI: 2.86
% with LPMI: **invalid**
Weighted Average LPMI: **invalid**
% of portfolio Conforming: 62.42
% of portfolio Jumbo: 37.58
% of portfolio with Full/Alt Docs: 42.75
% Owner Occupied: 96.3
% Fixed Rate: 0.0
% IO: 100.0
% Seconds: 0.0
% of Total Pool - Simultaneous Seconds: 100.0
% Prepay Penalties: 77.7



SEC MAIL PROCESSING
RECEIVED
AUG 2005
WASH. D.C.
SECTION

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4

Preliminary Collateral Analysis

Simultaneous Seconds-ACTUAL; IO Loans

1,433 records
Balance: 391,222,305

Deutsche Bank

Current Principal Balance ($)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
40,000.01 - 60,000.00	59,954.12	0.02	1	0.07	59,954.12	7.350	5.550	14.350	23	360.00	359.00	1.00	75.00	100.00	581.0	100.0	100.0	0.0	100.0	100.0
60,000.01 - 80,000.00	823,309.15	0.21	11	0.77	74,846.29	7.128	5.686	14.128	26	360.00	359.09	0.91	78.37	100.00	634.4	71.2	90.3	0.0	100.0	54.7
80,000.01 - 100,000.00	4,082,640.81	1.04	45	3.14	90,725.35	7.028	5.675	14.028	26	360.00	358.88	1.12	79.99	100.00	640.6	69.4	95.6	0.0	100.0	72.1
100,000.01 - 120,000.00	7,472,710.84	1.91	67	4.68	111,533.00	6.929	5.588	13.929	25	360.00	359.06	0.94	80.00	100.00	637.7	67.5	91.2	0.0	100.0	78.2
120,000.01 - 140,000.00	13,426,845.33	3.43	102	7.12	131,635.74	6.874	5.602	13.874	25	360.00	359.01	0.99	80.05	100.00	634.4	68.7	96.0	0.0	100.0	73.4
140,000.01 - 160,000.00	13,416,820.67	3.43	90	6.28	149,075.79	6.819	5.649	13.819	25	360.00	359.17	0.83	80.16	99.99	637.2	62.5	95.4	0.0	100.0	73.6
160,000.01 - 180,000.00	13,986,882.54	3.58	82	5.72	170,571.74	6.934	5.692	13.934	25	360.00	359.10	0.90	80.01	99.90	654.2	53.4	94.0	0.0	100.0	75.6
180,000.01 - 200,000.00	16,448,684.83	4.20	86	6.00	191,263.78	6.803	5.654	13.803	26	360.00	359.08	0.92	80.00	100.00	648.5	59.3	88.2	0.0	100.0	75.4
200,000.01 - 220,000.00	19,323,576.37	4.94	92	6.42	210,038.87	6.674	5.694	13.674	25	360.00	359.06	0.94	80.05	99.68	645.3	63.0	95.6	0.0	100.0	76.2
220,000.01 - 240,000.00	19,134,640.48	4.89	83	5.79	230,537.84	6.662	5.745	13.662	25	360.00	359.10	0.90	80.06	99.88	659.6	45.8	94.0	0.0	100.0	89.2
240,000.01 - 260,000.00	21,832,553.32	5.58	87	6.07	250,948.89	6.630	5.684	13.630	24	360.00	359.12	0.88	80.00	99.88	649.8	49.6	95.5	0.0	100.0	76.9
260,000.01 - 280,000.00	23,040,338.12	5.89	85	5.93	271,062.80	6.667	5.703	13.655	25	360.00	359.08	0.92	80.35	99.79	651.3	39.8	95.4	0.0	100.0	81.2
280,000.01 - 300,000.00	23,554,019.92	6.02	81	5.65	290,790.37	6.628	5.752	13.628	24	360.00	359.06	0.94	80.11	99.92	653.0	37.0	96.3	0.0	100.0	72.9
300,000.01 - 320,000.00	23,724,659.19	6.06	76	5.30	312,166.57	6.681	5.708	13.681	24	360.00	359.28	0.72	80.06	99.87	654.6	42.2	98.7	0.0	100.0	76.3
320,000.01 - 340,000.00	18,230,358.18	4.66	55	3.84	331,461.06	6.450	5.676	13.450	24	360.00	358.98	1.02	80.27	99.84	656.5	38.1	100.0	0.0	100.0	82.0
340,000.01 - 360,000.00	21,070,757.12	5.39	60	4.19	351,179.29	6.480	5.720	13.480	25	360.00	359.18	0.82	80.00	99.83	666.0	40.0	96.6	0.0	100.0	80.0
360,000.01 - 380,000.00	20,033,533.89	5.12	54	3.77	370,991.37	6.698	5.717	13.698	24	360.00	359.13	0.87	80.09	99.82	664.0	31.5	98.1	0.0	100.0	74.2
380,000.01 - 400,000.00	19,148,769.27	4.89	49	3.42	390,791.21	6.499	5.743	13.499	25	360.00	359.23	0.77	80.29	99.89	668.4	32.5	95.9	0.0	100.0	81.7
400,000.01 - 420,000.00	10,284,271.42	2.63	25	1.74	411,370.86	6.546	5.764	13.546	25	360.00	359.40	0.60	80.00	100.00	662.8	39.8	100.0	0.0	100.0	88.1
420,000.01 - 440,000.00	14,651,644.40	3.75	34	2.37	430,930.72	6.434	5.747	13.434	25	360.00	359.15	0.85	80.29	99.70	665.0	32.2	100.0	0.0	100.0	88.3
440,000.01 - 460,000.00	14,392,037.43	3.68	32	2.23	449,751.17	6.501	5.777	13.501	26	360.00	359.25	0.75	80.47	100.00	680.8	27.9	100.0	0.0	100.0	71.8
460,000.01 - 480,000.00	14,662,490.94	3.75	31	2.16	472,983.58	6.630	5.792	13.630	25	360.00	359.26	0.74	80.32	100.00	682.9	22.5	100.0	0.0	100.0	77.5
480,000.01 - 500,000.00	7,898,960.06	2.02	16	1.12	493,685.00	6.497	5.718	13.497	25	360.00	359.19	0.81	80.31	100.00	677.0	25.2	93.8	0.0	100.0	75.0
500,000.01 - 520,000.00	12,336,945.02	3.15	24	1.67	514,039.38	6.615	5.721	13.615	25	360.00	359.33	0.67	79.93	99.70	676.3	29.0	91.6	0.0	100.0	70.8
520,000.01 - 540,000.00	6,904,040.57	1.76	13	0.91	531,080.04	6.568	5.746	13.568	25	360.00	359.23	0.77	80.38	100.00	695.6	38.3	100.0	0.0	100.0	69.2
540,000.01 - 560,000.00	7,707,300.00	1.97	14	0.98	550,521.43	6.594	5.850	13.594	24	360.00	359.64	0.36	80.00	100.00	678.7	21.3	92.8	0.0	100.0	85.7
560,000.01 - 580,000.00	5,728,910.35	1.46	10	0.70	572,891.03	6.143	5.655	13.143	24	360.00	359.10	0.90	80.00	100.00	663.7	70.0	100.0	0.0	100.0	79.9
580,000.01 - 600,000.00	5,952,160.56	1.52	10	0.70	595,216.06	6.740	5.700	13.740	23	360.00	359.00	1.00	80.50	100.00	675.3	29.7	90.2	0.0	100.0	60.0
600,000.01 - 620,000.00	3,673,290.49	0.94	6	0.42	612,215.08	6.568	5.742	13.568	23	360.00	359.00	1.00	80.00	100.00	695.0	33.3	100.0	0.0	100.0	50.0
620,000.01 - 640,000.00	1,904,000.00	0.49	3	0.21	634,666.67	6.372	5.732	13.372	24	360.00	359.66	0.34	80.00	98.32	649.3	67.0	100.0	0.0	100.0	100.0
640,000.01 - 660,000.00	654,400.00	0.17	1	0.07	654,400.00	5.400	5.550	12.400	23	360.00	359.00	1.00	80.00	100.00	749.0	100.0	100.0	0.0	100.0	100.0
660,000.01 - 680,000.00	2,030,400.00	0.52	3	0.21	676,800.00	6.294	5.716	13.294	28	360.00	360.00	0.00	80.00	96.69	730.5	33.5	100.0	0.0	100.0	66.5
680,000.01 - 700,000.00	700,000.00	0.18	1	0.07	700,000.00	6.900	5.800	13.900	24	360.00	360.00	0.00	80.00	100.00	710.0	0.0	100.0	0.0	100.0	100.0
700,000.01 - 720,000.00	1,431,200.00	0.37	2	0.14	715,600.00	6.577	5.800	13.577	24	360.00	360.00	0.00	80.00	100.00	720.0	0.0	100.0	0.0	100.0	100.0
720,000.01 - 740,000.00	735,200.00	0.19	1	0.07	735,200.00	5.475	5.550	12.475	24	360.00	360.00	0.00	80.00	100.00	674.0	100.0	100.0	0.0	100.0	100.0
760,000.01 - 780,000.00	764,000.00	0.20	1	0.07	764,000.00	6.250	5.800	13.250	24	360.00	360.00	0.00	80.00	98.95	733.0	0.0	100.0	0.0	100.0	100.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 59,954.12
Maximum: 764,000.00
Average: 273,009.28

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4

Preliminary Collateral Analysis

Simultaneous Seconds-ACTUAL; IO Loans

1,433 records
Balance: 391,222,305

Original Principal Balance ($)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
40,001 - 60,000	59,954.12	0.02	1	0.07	59,954.12	7.350	5.550	14.350	23	360.00	359.00	1.00	75.00	100.00	581.0	100.0	100.0	0.0	100.0	100.0
60,001 - 80,000	823,309.15	0.21	11	0.77	74,846.29	7.128	5.686	14.128	26	360.00	359.09	0.91	78.37	100.00	634.4	71.2	90.3	0.0	100.0	54.7
80,001 - 100,000	4,082,640.81	1.04	45	3.14	90,725.35	7.028	5.675	14.028	26	360.00	358.88	1.12	79.99	100.00	640.6	69.4	95.6	0.0	100.0	72.1
100,001 - 120,000	7,472,710.84	1.91	67	4.68	111,533.00	6.929	5.588	13.929	25	360.00	359.06	0.94	80.00	100.00	637.7	67.5	91.2	0.0	100.0	78.2
120,001 - 140,000	13,426,845.33	3.43	102	7.12	131,635.74	6.874	5.602	13.874	25	360.00	359.01	0.99	80.05	100.00	634.4	68.7	96.0	0.0	100.0	73.4
140,001 - 160,000	13,416,820.67	3.43	90	6.28	149,075.79	6.819	5.649	13.819	25	360.00	359.17	0.83	80.16	99.99	637.2	62.5	95.4	0.0	100.0	73.6
160,001 - 180,000	13,986,882.54	3.58	82	5.72	170,571.74	6.934	5.692	13.934	25	360.00	359.10	0.90	80.01	99.90	654.2	53.4	94.0	0.0	100.0	75.6
180,001 - 200,000	16,448,684.83	4.20	86	6.00	191,263.78	6.803	5.654	13.803	26	360.00	359.08	0.92	80.00	100.00	648.5	59.3	88.2	0.0	100.0	75.4
200,001 - 220,000	19,323,576.37	4.94	92	6.42	210,038.87	6.674	5.694	13.674	25	360.00	359.06	0.94	80.05	99.68	645.3	63.0	95.6	0.0	100.0	76.2
220,001 - 240,000	19,134,640.48	4.89	83	5.79	230,537.84	6.662	5.745	13.662	25	360.00	359.10	0.90	80.06	99.88	659.6	45.8	94.0	0.0	100.0	89.2
240,001 - 260,000	21,832,553.32	5.58	87	6.07	250,948.89	6.630	5.684	13.630	24	360.00	359.12	0.88	80.00	99.88	649.8	49.6	95.5	0.0	100.0	76.9
260,001 - 280,000	23,040,338.12	5.89	85	5.93	271,062.80	6.667	5.703	13.655	25	360.00	359.08	0.92	80.35	99.79	651.3	39.8	95.4	0.0	100.0	81.2
280,001 - 300,000	23,554,019.92	6.02	81	5.65	290,790.37	6.628	5.752	13.628	24	360.00	359.06	0.94	80.11	99.92	653.0	37.0	96.3	0.0	100.0	72.9
300,001 - 320,000	23,724,659.19	6.06	76	5.30	312,166.57	6.681	5.708	13.681	24	360.00	359.28	0.72	80.06	99.87	654.6	42.2	98.7	0.0	100.0	76.3
320,001 - 340,000	18,230,358.18	4.66	55	3.84	331,461.06	6.450	5.676	13.450	24	360.00	358.98	1.02	80.27	99.84	656.5	38.1	100.0	0.0	100.0	82.0
340,001 - 360,000	21,070,757.12	5.39	60	4.19	351,179.29	6.480	5.720	13.480	25	360.00	359.18	0.82	80.00	99.83	666.0	40.0	96.6	0.0	100.0	80.0
360,001 - 380,000	20,033,533.89	5.12	54	3.77	370,991.37	6.698	5.717	13.698	24	360.00	359.13	0.87	80.09	99.82	664.0	31.5	98.1	0.0	100.0	74.2
380,001 - 400,000	19,148,769.27	4.89	49	3.42	390,791.21	6.499	5.743	13.499	25	360.00	359.23	0.77	80.29	99.89	668.4	32.5	95.9	0.0	100.0	81.7
400,001 - 420,000	10,284,271.42	2.63	25	1.74	411,370.86	6.546	5.764	13.546	25	360.00	359.40	0.60	80.00	100.00	662.8	39.8	100.0	0.0	100.0	88.1
420,001 - 440,000	14,651,644.40	3.75	34	2.37	430,930.72	6.434	5.747	13.434	25	360.00	359.15	0.85	80.29	99.70	665.0	32.2	100.0	0.0	100.0	88.3
440,001 - 460,000	14,392,037.43	3.68	32	2.23	449,751.17	6.501	5.777	13.501	26	360.00	359.25	0.75	80.47	100.00	680.8	27.9	100.0	0.0	100.0	71.8
460,001 - 480,000	14,662,490.94	3.75	31	2.16	472,983.58	6.630	5.792	13.630	25	360.00	359.26	0.74	80.32	100.00	682.9	22.5	100.0	0.0	100.0	77.5
480,001 - 500,000	7,898,960.06	2.02	16	1.12	493,685.00	6.497	5.718	13.497	25	360.00	359.19	0.81	80.31	100.00	677.0	25.2	93.8	0.0	100.0	75.0
500,001 - 520,000	12,336,945.02	3.15	24	1.67	514,039.38	6.615	5.721	13.615	25	360.00	359.33	0.67	79.93	99.70	676.3	29.0	91.6	0.0	100.0	70.8
520,001 - 540,000	6,904,040.57	1.76	13	0.91	531,080.04	6.568	5.746	13.568	25	360.00	359.23	0.77	80.38	100.00	695.6	38.3	100.0	0.0	100.0	69.2
540,001 - 560,000	7,707,300.00	1.97	14	0.98	550,521.43	6.594	5.850	13.594	24	360.00	359.64	0.36	80.00	100.00	678.7	21.3	92.8	0.0	100.0	85.7
560,001 - 580,000	5,728,910.35	1.46	10	0.70	572,891.03	6.143	5.655	13.143	24	360.00	359.10	0.90	80.00	100.00	663.7	70.0	100.0	0.0	100.0	79.9
580,001 - 600,000	5,952,160.56	1.52	10	0.70	595,216.06	6.740	5.700	13.740	23	360.00	359.00	1.00	80.50	100.00	675.3	29.7	90.2	0.0	100.0	60.0
600,001 - 620,000	3,673,290.49	0.94	6	0.42	612,215.08	6.568	5.742	13.568	23	360.00	359.00	1.00	80.00	100.00	695.0	33.3	100.0	0.0	100.0	50.0
620,001 - 640,000	1,904,000.00	0.49	3	0.21	634,666.67	6.372	5.732	13.372	24	360.00	359.66	0.34	80.00	98.32	649.3	67.0	100.0	0.0	100.0	100.0
640,001 - 660,000	654,400.00	0.17	1	0.07	654,400.00	5.400	5.550	12.400	23	360.00	359.00	1.00	80.00	100.00	749.0	100.0	100.0	0.0	100.0	100.0
660,001 - 680,000	2,030,400.00	0.52	3	0.21	676,800.00	6.294	5.716	13.294	28	360.00	360.00	0.00	80.00	96.69	730.5	33.5	100.0	0.0	100.0	66.5
680,001 - 700,000	700,000.00	0.18	1	0.07	700,000.00	6.900	5.800	13.900	24	360.00	360.00	0.00	80.00	100.00	710.0	0.0	100.0	0.0	100.0	100.0
700,001 - 720,000	1,431,200.00	0.37	2	0.14	715,600.00	6.577	5.800	13.577	24	360.00	360.00	0.00	80.00	100.00	720.0	0.0	100.0	0.0	100.0	100.0
720,001 - 740,000	735,200.00	0.19	1	0.07	735,200.00	5.475	5.550	12.475	24	360.00	360.00	0.00	80.00	100.00	674.0	100.0	100.0	0.0	100.0	100.0
760,001 - 780,000	764,000.00	0.20	1	0.07	764,000.00	6.250	5.800	13.250	24	360.00	360.00	0.00	80.00	98.95	733.0	0.0	100.0	0.0	100.0	100.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 60,000.00
Maximum: 764,000.00
Average: 273,071.72
Total: 391,311,767.99

Mortgage Rate (%)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
4.500 - 4.999	295,920.00	0.08	1	0.07	295,920.00	4.990	5.550	11.990	20	360.00	356.00	4.00	80.00	100.00	606.0	100.0	100.0	0.0	100.0	0.0
5.000 - 5.499	12,580,794.70	3.22	40	2.79	314,519.87	5.319	5.571	12.319	26	360.00	359.24	0.76	80.15	99.94	668.7	88.2	98.4	0.0	100.0	87.9
5.500 - 5.999	57,400,602.29	14.67	178	12.42	322,475.29	5.779	5.643	12.779	25	360.00	359.29	0.71	80.17	99.76	671.9	76.1	97.7	0.0	100.0	88.9
6.000 - 6.499	96,626,146.23	24.70	343	23.94	281,708.88	6.251	5.700	13.248	25	360.00	359.15	0.85	80.17	99.81	659.1	52.5	97.0	0.0	100.0	91.0
6.500 - 6.999	125,564,269.83	32.10	452	31.54	277,797.06	6.738	5.729	13.738	25	360.00	359.12	0.88	80.14	99.87	658.1	33.6	97.5	0.0	100.0	77.4
7.000 - 7.499	50,147,402.19	12.82	217	15.14	231,094.02	7.215	5.754	14.215	25	360.00	359.23	0.77	80.04	99.96	653.7	27.1	94.6	0.0	100.0	66.4
7.500 - 7.999	34,755,574.58	8.88	144	10.05	241,358.16	7.704	5.777	14.704	24	360.00	359.07	0.93	80.05	99.95	661.5	15.0	92.9	0.0	100.0	51.7
8.000 - 8.499	11,458,046.84	2.93	45	3.14	254,623.26	8.155	5.772	15.155	24	360.00	359.19	0.81	80.12	99.83	660.7	3.4	84.9	0.0	100.0	39.5
8.500 - 8.999	2,170,348.73	0.55	12	0.84	180,862.39	8.704	5.732	15.704	25	360.00	359.13	0.87	80.00	100.00	652.8	0.0	91.1	0.0	100.0	43.2
9.000 - 9.499	223,200.00	0.06	1	0.07	223,200.00	9.000	5.800	16.000	23	360.00	359.00	1.00	80.00	100.00	625.0	0.0	100.0	0.0	100.0	100.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 4.990
Maximum: 9.000
Weighted Average: 6.631

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4
Preliminary Collateral Analysis
Simultaneous Seconds-ACTUAL; IO Loans
1,433 records
Balance: 391,222,305

Original Terms (mos.)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
301 - 360	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 360
Maximum: 360
Weighted Average: 360.00

Remaining Terms (mos.)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
301 - 360	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 352
Maximum: 360
Weighted Average: 359.16

Seasoning (mos.)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
0	156,817,881.47	40.08	556	38.80	282,046.55	6.554	5.766	13.552	26	360.00	360.00	0.00	80.13	99.87	671.8	39.6	95.4	0.0	100.0	79.5
1	172,892,091.53	44.19	630	43.96	274,431.89	6.685	5.686	13.685	24	360.00	359.00	1.00	80.09	99.87	659.4	42.1	96.5	0.0	100.0	81.3
2	37,240,495.13	9.52	150	10.47	248,269.97	6.834	5.657	13.834	23	360.00	358.00	2.00	80.28	99.85	634.9	50.8	96.1	0.0	100.0	69.4
3	18,472,274.16	4.72	69	4.82	267,714.12	6.488	5.649	13.488	25	360.00	357.00	3.00	80.19	99.78	640.0	48.8	100.0	0.0	100.0	49.3
4	5,599,563.09	1.43	27	1.88	207,391.23	6.209	5.622	13.209	26	360.00	356.00	4.00	80.13	99.90	614.3	75.6	100.0	0.0	100.0	67.1
8	200,000.00	0.05	1	0.07	200,000.00	6.650	5.300	13.650	28	360.00	352.00	8.00	80.00	100.00	585.0	100.0	100.0	0.0	100.0	100.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 0
Maximum: 8
Weighted Average: 0.84

Lien Position	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
1st Lien	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

First Liens with Junior Liens	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Simultaneous Seconds	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Original Loan-to-Value Ratio (%) (First Liens Only)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
70.01 - 75.00	128,324.12	0.03	2	0.14	64,162.06	6.937	5.630	13.937	30	360.00	359.53	0.47	75.00	100.00	583.1	100.0	100.0	0.0	100.0	100.0
75.01 - 80.00	379,893,543.60	97.10	1,397	97.49	271,935.25	6.636	5.713	13.636	25	360.00	359.17	0.83	79.99	99.86	660.2	42.6	96.2	0.0	100.0	77.9
80.01 - 85.00	11,200,437.66	2.86	34	2.37	329,424.64	6.430	5.702	13.430	25	360.00	359.03	0.97	84.96	99.91	670.8	48.6	100.0	0.0	100.0	72.6
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 75.00
Maximum: 85.00
Weighted Average by Original Balance: 80.13
Weighted Average by Current Balance: 80.13

Ratio (%) (Second Liens Only)

Combined Original Loan-to-Value Ratio (%)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
70.01 - 75.00	128,324.12	0.03	2	0.14	64,162.06	6.937	5.630	13.937	30	360.00	359.53	0.47	75.00	100.00	583.1	100.0	100.0	0.0	100.0	100.0
75.01 - 80.00	379,893,543.60	97.10	1,397	97.49	271,935.25	6.636	5.713	13.636	25	360.00	359.17	0.83	79.99	99.86	660.2	42.6	96.2	0.0	100.0	77.9
80.01 - 85.00	11,200,437.66	2.86	34	2.37	329,424.64	6.430	5.702	13.430	25	360.00	359.03	0.97	84.96	99.91	670.8	48.6	100.0	0.0	100.0	72.6
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 75.00
Maximum: 85.00
Weighted Average by Original Balance: 80.13
Weighted Average by Current Balance: 80.13

Combined Original Loan-to-Value Ratio (%) Frequency	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
85.01 - 90.00	895,200.00	0.23	2	0.14	447,600.00	6.032	5.838	13.032	33	360.00	360.00	0.00	80.00	90.00	742.7	0.0	75.0	0.0	100.0	100.0
90.01 - 95.00	6,432,404.86	1.64	20	1.40	321,620.24	6.542	5.713	13.542	25	360.00	358.93	1.07	79.98	94.94	635.7	60.7	96.1	0.0	100.0	64.2
95.01 - 100.00	383,894,700.53	98.13	1,411	98.46	272,072.79	6.633	5.712	13.633	25	360.00	359.17	0.83	80.13	99.97	660.7	42.5	96.3	0.0	100.0	77.9
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 90.00
Maximum: 100.00
Weighted Average by Original Balance: 99.86
Weighted Average by Current Balance: 99.86

LTV gt 80, PMI

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4

Preliminary Collateral Analysis

Simultaneous Seconds-ACTUAL; IO Loans

1,433 records
Balance: 391,222,305

Geographic Distribution by State	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
California	222,929,608.14	56.98	632	44.10	352,736.72	6.519	5.742	13.519	24	360.00	359.29	0.71	80.14	99.87	667.9	33.4	98.6	0.0	100.0	88.8
Florida	21,774,759.14	5.57	104	7.26	209,372.68	6.996	5.634	13.996	25	360.00	359.21	0.79	80.03	99.81	657.2	41.2	85.0	0.0	100.0	90.6
New York	14,742,445.98	3.77	43	3.00	342,847.58	6.490	5.701	13.490	29	360.00	359.04	0.96	80.53	99.91	678.3	43.2	100.0	0.0	100.0	0.0
Washington	12,903,766.44	3.30	60	4.19	215,062.77	6.517	5.675	13.517	25	360.00	359.12	0.88	80.00	100.00	638.3	72.8	98.1	0.0	100.0	94.6
Nevada	12,763,015.40	3.26	54	3.77	236,352.14	6.762	5.712	13.762	24	360.00	358.96	1.04	80.00	100.00	653.0	37.8	79.7	0.0	100.0	92.1
Arizona	12,051,418.03	3.08	62	4.33	194,377.71	6.939	5.731	13.939	24	360.00	359.06	0.94	80.00	99.90	660.9	46.1	79.8	0.0	100.0	81.6
Massachusetts	10,629,589.06	2.72	43	3.00	247,199.75	6.569	5.656	13.569	24	360.00	358.45	1.55	80.00	99.50	650.7	55.3	100.0	0.0	100.0	0.0
Illinois	10,190,391.77	2.60	52	3.63	195,969.07	6.664	5.511	13.664	27	360.00	358.71	1.29	80.05	99.92	651.7	68.3	100.0	0.0	100.0	34.9
Colorado	9,927,497.34	2.54	53	3.70	187,311.27	6.457	5.734	13.457	25	360.00	358.97	1.03	79.92	99.59	622.7	78.2	100.0	0.0	100.0	100.0
New Jersey	6,993,710.77	1.79	24	1.67	291,404.62	6.834	5.713	13.834	29	360.00	358.64	1.36	80.46	99.92	650.2	52.4	92.7	0.0	100.0	0.0
Maryland	6,688,502.39	1.71	27	1.88	247,722.31	6.981	5.812	13.981	27	360.00	359.21	0.79	80.00	99.72	650.2	49.9	100.0	0.0	100.0	41.3
Hawaii	5,791,709.16	1.48	17	1.19	340,688.77	6.538	5.730	13.538	25	360.00	359.03	0.97	79.99	99.99	682.4	34.2	85.7	0.0	100.0	81.2
Minnesota	5,343,284.77	1.37	29	2.02	184,251.20	6.725	5.658	13.725	27	360.00	359.06	0.94	79.98	99.33	633.7	73.5	96.3	0.0	100.0	100.0
Georgia	4,515,727.64	1.15	29	2.02	155,714.75	7.052	5.621	14.052	28	360.00	359.23	0.77	79.96	100.00	657.0	59.2	84.3	0.0	100.0	18.6
Oregon	4,467,344.81	1.14	27	1.88	165,457.22	6.717	5.682	13.717	24	360.00	359.05	0.95	80.40	100.00	638.0	62.7	93.2	0.0	100.0	96.1
Virginia	4,042,697.17	1.03	17	1.19	237,805.72	7.435	5.718	14.435	26	360.00	359.44	0.56	80.00	100.00	654.6	46.8	100.0	0.0	100.0	91.4
Texas	3,437,782.08	0.88	21	1.47	163,703.91	6.737	5.697	13.737	27	360.00	358.81	1.19	79.81	100.00	639.2	61.9	100.0	0.0	100.0	100.0
Utah	2,280,618.76	0.58	15	1.05	152,041.25	6.480	5.634	13.480	24	360.00	358.64	1.36	80.00	100.00	626.2	84.7	100.0	0.0	100.0	100.0
Pennsylvania	1,858,421.56	0.48	10	0.70	185,842.16	7.150	5.669	14.150	26	360.00	359.26	0.74	81.02	99.78	645.2	44.4	100.0	0.0	100.0	78.2
Tennessee	1,785,063.51	0.46	12	0.84	148,755.29	6.934	5.615	13.934	26	360.00	358.80	1.20	79.93	100.00	637.8	77.8	100.0	0.0	100.0	91.8
North Carolina	1,757,452.15	0.45	10	0.70	175,745.22	7.281	5.635	14.281	30	360.00	358.50	1.50	80.17	100.00	635.7	56.3	100.0	0.0	100.0	0.0
Michigan	1,623,441.41	0.41	11	0.77	147,585.58	6.825	5.612	13.825	26	360.00	359.43	0.57	81.13	100.00	620.0	74.7	100.0	0.0	100.0	100.0
South Carolina	1,486,048.87	0.38	11	0.77	135,095.35	6.593	5.743	13.593	28	360.00	358.06	1.94	79.94	98.94	615.6	93.0	93.0	0.0	100.0	7.0
Wisconsin	1,373,584.73	0.35	8	0.56	171,698.09	6.984	5.666	13.984	27	360.00	359.28	0.72	81.59	100.00	651.0	62.3	100.0	0.0	100.0	0.0
Idaho	1,203,252.18	0.31	7	0.49	171,893.17	7.022	5.659	14.022	25	360.00	358.11	1.89	80.74	100.00	618.7	72.4	100.0	0.0	100.0	100.0
Rhode Island	1,053,821.58	0.27	5	0.35	210,764.32	7.304	5.722	14.304	26	360.00	359.41	0.59	80.00	100.00	651.4	55.6	100.0	0.0	100.0	79.6
Connecticut	940,000.00	0.24	4	0.28	235,000.00	6.565	5.714	13.565	24	360.00	359.79	0.21	80.00	100.00	675.1	33.6	79.1	0.0	100.0	73.6
New Mexico	804,197.90	0.21	6	0.42	134,032.98	7.324	5.761	14.324	23	360.00	358.93	1.07	79.88	99.85	623.0	54.6	100.0	0.0	100.0	0.0
Arkansas	790,788.78	0.20	6	0.42	131,798.13	6.394	5.642	13.394	23	360.00	358.73	1.27	79.94	100.00	640.9	64.0	100.0	0.0	100.0	100.0
Indiana	706,645.92	0.18	6	0.42	117,774.32	7.252	5.042	14.252	27	360.00	359.32	0.68	80.00	100.00	621.5	81.9	100.0	0.0	100.0	81.9
Kentucky	610,140.00	0.16	5	0.35	122,028.00	7.023	5.722	14.023	25	360.00	359.18	0.82	80.00	100.00	628.8	78.1	100.0	0.0	100.0	100.0
New Hampshire	606,244.46	0.15	3	0.21	202,081.49	7.521	5.699	14.521	23	360.00	359.38	0.62	80.00	100.00	614.2	71.0	100.0	0.0	100.0	100.0
Kansas	509,077.90	0.13	4	0.28	127,269.48	7.133	5.550	14.133	27	360.00	359.49	0.51	80.00	100.00	656.2	50.7	100.0	0.0	100.0	0.0
Missouri	312,608.00	0.08	1	0.07	312,608.00	7.975	5.550	14.975	24	360.00	360.00	0.00	80.00	100.00	586.0	100.0	100.0	0.0	100.0	100.0
Delaware	304,000.00	0.08	1	0.07	304,000.00	7.750	5.550	14.750	23	360.00	359.00	1.00	80.00	100.00	664.0	100.0	100.0	0.0	100.0	100.0
District of Columbia	296,000.00	0.08	1	0.07	296,000.00	7.400	5.950	14.400	24	360.00	360.00	0.00	80.00	100.00	767.0	0.0	100.0	0.0	100.0	100.0
Maine	276,000.00	0.07	1	0.07	276,000.00	6.475	5.950	12.475	36	360.00	360.00	0.00	80.00	100.00	632.0	0.0	100.0	0.0	100.0	0.0
Oklahoma	249,459.28	0.06	2	0.14	124,729.64	6.804	5.550	13.804	23	360.00	359.39	0.61	80.00	100.00	614.4	100.0	100.0	0.0	100.0	100.0
Wyoming	242,400.00	0.06	2	0.14	121,200.00	6.889	5.612	13.889	23	360.00	359.42	0.58	80.00	100.00	629.5	100.0	100.0	0.0	100.0	100.0
Iowa	200,000.00	0.05	2	0.14	100,000.00	6.921	5.836	13.921	31	360.00	360.00	0.00	80.00	100.00	658.3	45.6	100.0	0.0	100.0	0.0
Alaska	166,253.90	0.04	1	0.07	166,253.90	6.650	5.800	13.650	23	360.00	359.00	1.00	80.00	100.00	622.0	0.0	100.0	0.0	100.0	0.0
West Virginia	150,970.34	0.04	1	0.07	150,970.34	7.400	5.550	14.400	22	360.00	358.00	2.00	80.00	100.00	589.0	100.0	100.0	0.0	100.0	0.0
Mississippi	133,600.00	0.03	1	0.07	133,600.00	7.325	5.550	14.325	24	360.00	360.00	0.00	80.00	100.00	616.0	100.0	100.0	0.0	100.0	100.0
Nebraska	114,400.00	0.03	1	0.07	114,400.00	7.425	2.500	14.425	24	360.00	360.00	0.00	80.00	100.00	657.0	0.0	100.0	0.0	100.0	100.0
South Dakota	106,716.27	0.03	1	0.07	106,716.27	7.225	5.550	14.225	23	360.00	359.00	1.00	80.00	100.00	701.0	100.0	0.0	0.0	100.0	100.0
Alabama	87,847.79	0.02	1	0.07	87,847.79	6.990	5.550	13.990	23	360.00	359.00	1.00	80.00	100.00	626.0	100.0	100.0	0.0	100.0	0.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Number of States Represented: 46

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4

Preliminary Collateral Analysis

Simultaneous Seconds-ACTUAL; IO Loans

1,433 records
Balance: 391,222,305

Deutsche Bank @

Geographic Distribution by MSA	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Los Angeles-Long Beach CA PMSA	53,872,152.32	13.77	153	10.68	352,105.57	6.485	5.721	13.485	24	360.00	359.27	0.73	80.02	99.91	662.6	35.9	100.0	0.0	100.0	87.8
Riverside-San Bernardino CA PMSA	26,700,357.94	6.82	92	6.42	290,221.28	6.448	5.725	13.448	24	360.00	359.28	0.72	80.10	99.79	652.0	36.2	97.1	0.0	100.0	93.7
Oakland CA PMSA	22,555,267.99	5.77	57	3.98	395,706.46	6.572	5.752	13.572	24	360.00	359.22	0.78	80.00	100.00	671.4	35.6	96.1	0.0	100.0	87.1
Orange County CA PMSA	19,794,716.70	5.06	47	3.28	421,164.19	6.454	5.743	13.454	24	360.00	359.21	0.79	80.39	99.62	681.9	38.7	100.0	0.0	100.0	90.2
Sacramento CA PMSA	14,510,714.05	3.71	47	3.28	308,738.60	6.576	5.729	13.576	24	360.00	359.37	0.63	80.38	99.83	656.7	36.8	100.0	0.0	100.0	90.1
San Jose CA PMSA	14,165,906.26	3.62	31	2.16	456,964.72	6.561	5.788	13.561	24	360.00	359.47	0.53	80.14	100.00	687.7	20.2	100.0	0.0	100.0	84.2
San Diego CA MSA	13,544,819.95	3.46	34	2.37	398,377.06	6.588	5.736	13.588	25	360.00	359.34	0.66	80.13	99.99	677.4	29.6	100.0	0.0	100.0	77.5
Rural	12,401,761.70	3.17	64	4.47	193,777.53	6.792	5.665	13.792	25	360.00	359.12	0.88	80.22	99.99	658.1	43.4	89.4	0.0	100.0	82.5
Las Vegas NV-AZ MSA	11,682,227.21	2.99	50	3.49	233,644.54	6.750	5.699	13.750	24	360.00	358.90	1.10	80.00	100.00	654.7	41.0	77.8	0.0	100.0	91.4
Boston MA-NH NECMA	10,883,833.52	2.78	45	3.14	241,862.97	6.612	5.662	13.612	24	360.00	358.45	1.55	80.00	99.68	650.6	54.8	100.0	0.0	100.0	5.6
Phoenix-Mesa AZ MSA	10,793,730.50	2.76	53	3.70	203,655.29	6.942	5.736	13.942	24	360.00	359.08	0.92	80.00	99.88	665.3	41.8	78.2	0.0	100.0	80.6
New York NY PMSA	9,268,199.10	2.37	25	1.74	370,727.96	6.522	5.719	13.522	30	360.00	358.99	1.01	80.48	99.85	690.8	34.4	100.0	0.0	100.0	0.0
Chicago IL PMSA	8,987,144.76	2.30	48	3.35	187,232.18	6.711	5.494	13.711	26	360.00	358.82	1.18	80.06	99.91	652.3	68.9	100.0	0.0	100.0	33.5
Stockton-Lodi CA MSA	7,778,426.88	1.99	24	1.67	324,101.12	6.498	5.726	13.498	24	360.00	359.22	0.78	80.22	99.79	673.8	37.6	100.0	0.0	100.0	92.1
Washington DC-MD-VA-WV PMSA	7,296,589.71	1.87	28	1.95	260,592.49	7.254	5.817	14.254	26	360.00	359.21	0.79	80.00	99.75	659.0	38.6	100.0	0.0	100.0	66.9
Seattle-Bellevue-Everett WA PMSA	7,011,106.70	1.79	28	1.95	250,396.67	6.531	5.716	13.531	24	360.00	359.20	0.80	80.00	100.00	640.8	63.7	100.0	0.0	100.0	90.0
Salinas CA MSA	6,657,095.79	1.70	15	1.05	443,806.39	6.664	5.833	13.664	25	360.00	359.13	0.87	80.36	100.00	679.7	0.0	100.0	0.0	100.0	84.6
San Francisco CA PMSA	6,652,672.01	1.70	13	0.91	511,744.00	6.414	5.752	13.414	23	360.00	359.13	0.87	80.34	99.52	684.2	51.7	100.0	0.0	100.0	86.6
Denver CO PMSA	6,173,854.71	1.58	33	2.30	187,086.51	6.437	5.778	13.437	25	360.00	359.09	0.91	79.90	99.63	630.0	77.0	100.0	0.0	100.0	100.0
Vallejo-Fairfield-Napa CA PMSA	5,189,909.56	1.33	14	0.98	370,707.83	6.337	5.701	13.337	24	360.00	359.65	0.35	80.00	100.00	663.3	51.8	100.0	0.0	100.0	89.3
Modesto CA MSA	5,019,157.37	1.28	17	1.19	295,244.55	6.517	5.779	13.517	25	360.00	359.32	0.68	80.44	100.00	644.0	25.2	95.5	0.0	100.0	93.9
Minneapolis-St. Paul MN-WI MSA	5,015,284.77	1.28	27	1.88	185,751.29	6.687	5.655	13.687	27	360.00	359.12	0.88	79.97	99.29	633.5	78.3	96.0	0.0	100.0	100.0
Nassau-Suffolk NY PMSA	4,569,186.90	1.17	14	0.98	326,370.49	6.445	5.673	13.445	28	360.00	359.07	0.93	80.42	100.00	653.7	59.3	100.0	0.0	100.0	0.0
Miami FL PMSA	4,484,240.00	1.15	19	1.33	236,012.63	7.012	5.714	14.012	26	360.00	359.01	0.99	80.00	99.71	655.0	32.0	91.3	0.0	100.0	84.6
Fresno CA MSA	4,367,779.85	1.12	18	1.26	242,654.44	6.413	5.732	13.413	24	360.00	359.39	0.61	80.00	100.00	662.8	31.6	89.9	0.0	100.0	96.1
Other	91,846,169.12	23.48	437	30.50	210,174.30	6.795	5.678	13.792	26	360.00	359.09	0.91	80.13	99.86	649.7	52.8	94.1	0.0	100.0	73.3
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Number of States Represented: 46

Top 5 Zip Codes	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
92688	3,225,600.00	0.82	8	0.56	403,200.00	6.537	5.727	13.537	26	360.00	359.35	0.65	80.00	97.92	707.7	38.0	100.0	0.0	100.0	74.6
94591	2,904,011.56	0.74	8	0.56	363,001.45	6.155	5.701	13.155	24	360.00	359.73	0.27	80.00	100.00	664.6	68.8	100.0	0.0	100.0	100.0
93905	2,505,785.73	0.64	6	0.42	417,630.95	6.515	5.833	13.515	25	360.00	359.42	0.58	80.00	100.00	688.9	0.0	100.0	0.0	100.0	100.0
93906	2,496,000.00	0.64	5	0.35	499,200.00	6.630	5.827	13.630	25	360.00	358.83	1.17	80.95	100.00	682.4	0.0	100.0	0.0	100.0	78.4
91350	2,428,800.00	0.62	6	0.42	404,800.00	6.406	5.711	13.406	27	360.00	359.25	0.75	80.00	99.20	667.1	35.6	100.0	0.0	100.0	84.0
Other	377,662,108.09	96.53	1,400	97.70	269,758.65	6.637	5.711	13.636	25	360.00	359.16	0.84	80.13	99.88	659.6	43.2	96.1	0.0	100.0	77.4
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Adjustment Type	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
ARM	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Product Type	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Original IO Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
ARM - 2 Year/6 Month IO	338,271,236.74	86.47	1,221	85.21	277,044.42	6.651	5.715	13.651	23	360.00	27.49	359.20	0.80	80.12	99.89	659.2	41.4	96.0	0.0	100.0
ARM - 3 Year/6 Month IO	52,951,068.65	13.53	212	14.79	249,769.19	6.502	5.696	13.497	35	360.00	47.09	358.95	1.05	80.20	99.71	668.2	51.4	97.6	0.0	100.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	30.14	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0

Interest Only	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Y	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Interest Only Term	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
24	305,498,612.93	78.09	1,108	77.32	275,720.77	6.642	5.715	13.642	23	360.00	359.20	0.80	80.12	99.88	658.8	42.3	95.8	0.0	100.0	81.9
36	28,483,277.86	7.28	104	7.26	273,877.67	6.387	5.726	13.377	35	360.00	358.98	1.02	80.30	99.63	669.9	49.1	99.2	0.0	100.0	51.7
60	57,240,414.60	14.63	221	15.42	259,006.40	6.689	5.694	13.689	28	360.00	359.09	0.91	80.10	99.88	664.2	42.1	97.0	0.0	100.0	68.3
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Property Type	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Single Family Residence	272,109,414.41	69.55	983	68.60	276,815.27	6.628	5.723	13.628	24	360.00	359.20	0.80	80.14	99.84	658.4	40.2	97.7	0.0	100.0	79.4
Condo	49,909,877.72	12.76	189	13.19	264,073.43	6.565	5.667	13.565	25	360.00	359.08	0.92	80.21	99.96	663.8	52.9	93.9	0.0	100.0	78.3
PUD - Detached	41,928,523.41	10.72	167	11.65	251,069.00	6.722	5.677	13.722	25	360.00	359.05	0.95	79.99	99.96	657.6	49.6	87.4	0.0	100.0	79.6
2 Family	15,004,711.79	3.84	43	3.00	348,946.79	6.418	5.779	13.400	30	360.00	358.79	1.21	80.00	99.86	692.2	35.7	100.0	0.0	100.0	33.0
PUD - Attached	12,269,778.06	3.14	51	3.56	240,583.88	6.902	5.713	13.902	25	360.00	359.44	0.56	80.16	99.74	663.2	42.8	99.3	0.0	100.0	88.2
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Number of Units	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
1	376,217,593.60	96.16	1,390	97.00	270,660.14	6.639	5.710	13.639	25	360.00	359.18	0.82	80.14	99.86	659.2	43.0	96.1	0.0	100.0	79.5
2	15,004,711.79	3.84	43	3.00	348,946.79	6.418	5.779	13.400	30	360.00	358.79	1.21	80.00	99.86	692.2	35.7	100.0	0.0	100.0	33.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Occupancy	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Primary	376,606,488.60	96.26	1,370	95.60	274,895.25	6.616	5.711	13.615	25	360.00	359.16	0.84	80.14	99.87	658.8	43.2	100.0	0.0	100.0	77.9
Second Home	14,615,816.79	3.74	63	4.40	231,997.09	7.012	5.760	14.012	24	360.00	359.39	0.61	79.99	99.75	702.9	30.9	0.0	0.0	100.0	74.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4

Preliminary Collateral Analysis

Simultaneous Seconds-ACTUAL; IO Loans

1,433 records

Balance: 391,222,305

Deutsche Bank @

Loan Purpose	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Purchase	344,273,531.48	88.00	1,233	86.04	279,216.17	6.637	5.723	13.637	25	360.00	359.19	0.81	80.12	99.90	664.0	39.4	95.8	0.0	100.0	78.4
Refinance - Rate Term	35,604,655.50	9.10	151	10.54	235,792.42	6.579	5.639	13.579	25	360.00	358.94	1.06	80.15	99.63	633.6	68.7	99.5	0.0	100.0	72.4
Refinance - Cashout	11,344,118.41	2.90	49	3.42	231,512.62	6.582	5.632	13.582	26	360.00	359.14	0.86	80.52	99.48	637.8	62.8	100.0	0.0	100.0	75.3
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Documentation Level as Provided	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Stated Doc	220,279,791.25	56.31	729	50.87	302,167.07	6.885	5.806	13.884	25	360.00	359.23	0.77	80.12	99.89	676.8	0.0	95.4	0.0	100.0	77.3
Full Doc - 2yr W2/Tax Returns	110,279,376.06	28.19	485	33.85	227,380.16	6.336	5.591	13.336	25	360.00	359.07	0.93	80.18	99.84	633.6	100.0	97.9	0.0	100.0	77.9
Full Doc - 1yr W2	33,341,523.69	8.52	129	9.00	258,461.42	6.159	5.609	13.159	25	360.00	358.99	1.01	80.11	99.73	656.0	100.0	96.3	0.0	100.0	77.0
Full Doc - 12 M BK STMTS	22,582,060.43	5.77	74	5.16	305,162.98	6.360	5.579	13.360	24	360.00	359.26	0.74	79.99	99.89	633.4	100.0	95.5	0.0	100.0	84.1
Limited Doc - 6 M BK STMTS	3,699,388.00	0.95	12	0.84	308,282.33	6.273	5.588	13.273	26	360.00	359.47	0.53	80.67	100.00	700.3	0.0	100.0	0.0	100.0	71.7
Full Doc - 24 M BK STMTS	1,040,165.96	0.27	4	0.28	260,041.49	6.091	5.550	13.091	28	360.00	356.96	3.04	80.00	99.49	632.9	100.0	100.0	0.0	100.0	70.8
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Documentation Level	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Stated Documentation	220,279,791.25	56.31	729	50.87	302,167.07	6.885	5.806	13.884	25	360.00	359.23	0.77	80.12	99.89	676.8	0.0	95.4	0.0	100.0	77.3
Full	167,243,126.14	42.75	692	48.29	241,680.82	6.303	5.593	13.303	25	360.00	359.07	0.93	80.14	99.82	638.1	100.0	97.3	0.0	100.0	78.5
Limited	3,699,388.00	0.95	12	0.84	308,282.33	6.273	5.588	13.273	26	360.00	359.47	0.53	80.67	100.00	700.3	0.0	100.0	0.0	100.0	71.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaton or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4

Preliminary Collateral Analysis

Simultaneous Seconds-ACTUAL; IO Loans

1,433 records

Balance: 391,222,305

Documentation and FICO Distribution	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
FULL Doc - FICO 550-559	320,400.00	0.08	1	0.07	320,400.00	6.050	5.550	13.050	21	360.00	357.00	3.00	80.00	100.00	551.0	100.0	100.0	0.0	100.0	100.0
FULL Doc - FICO 560-569	128,720.00	0.03	1	0.07	128,720.00	7.500	5.550	14.500	20	360.00	356.00	4.00	80.00	100.00	568.0	100.0	100.0	0.0	100.0	0.0
FULL Doc - FICO 570-579	3,320,618.33	0.85	13	0.91	255,432.18	6.405	5.574	13.405	23	360.00	358.61	1.39	80.00	99.44	575.2	100.0	100.0	0.0	100.0	84.4
FULL Doc - FICO 580-589	17,737,249.31	4.53	93	6.49	190,723.11	6.618	5.570	13.618	24	360.00	358.62	1.38	80.06	100.00	584.0	100.0	99.3	0.0	100.0	85.6
FULL Doc - FICO 590-599	15,183,209.31	3.88	71	4.95	213,848.02	6.630	5.601	13.630	24	360.00	358.73	1.27	79.99	99.84	594.1	100.0	98.7	0.0	100.0	74.3
FULL Doc - FICO 600-609	26,760,871.68	6.84	114	7.96	234,744.49	6.402	5.535	13.402	24	360.00	358.88	1.12	80.06	99.66	604.6	100.0	99.4	0.0	100.0	80.7
FULL Doc - FICO 610-619	12,146,483.96	3.10	51	3.56	238,166.35	6.461	5.646	13.461	26	360.00	359.06	0.94	80.09	99.71	614.2	100.0	100.0	0.0	100.0	78.0
FULL Doc - FICO 620-629	13,872,716.13	3.55	59	4.12	235,130.78	6.296	5.602	13.296	25	360.00	359.11	0.89	80.16	100.00	625.2	100.0	100.0	0.0	100.0	80.1
FULL Doc - FICO 630-639	12,690,276.60	3.24	56	3.91	226,612.08	6.309	5.550	13.309	25	360.00	359.22	0.78	80.61	99.62	634.0	100.0	98.9	0.0	100.0	75.6
FULL Doc - FICO 640-649	7,403,544.31	1.89	28	1.95	264,412.30	6.261	5.636	13.261	26	360.00	359.25	0.75	80.28	99.83	644.2	100.0	94.6	0.0	100.0	63.3
FULL Doc - FICO 650-659	11,282,302.85	2.88	39	2.72	289,289.82	5.994	5.611	12.994	27	360.00	359.46	0.54	80.37	99.78	653.9	100.0	89.3	0.0	100.0	88.1
FULL Doc - FICO 660-669	9,849,957.43	2.52	37	2.58	266,215.07	6.174	5.599	13.174	26	360.00	359.24	0.76	80.21	99.70	664.1	100.0	100.0	0.0	100.0	74.3
FULL Doc - FICO 670-679	6,216,517.28	1.59	21	1.47	296,024.63	6.008	5.656	13.008	26	360.00	359.32	0.68	79.98	100.00	674.7	100.0	100.0	0.0	100.0	80.7
FULL Doc - FICO 680-689	4,562,603.58	1.17	17	1.19	268,388.45	6.180	5.591	13.180	24	360.00	359.16	0.84	80.17	100.00	682.3	100.0	100.0	0.0	100.0	71.9
FULL Doc - FICO 690-699	3,239,460.00	0.83	12	0.84	269,955.00	5.896	5.622	12.896	28	360.00	359.56	0.44	80.11	99.69	694.2	100.0	100.0	0.0	100.0	100.0
FULL Doc - FICO 700-709	3,739,539.25	0.96	13	0.91	287,656.87	6.003	5.685	13.003	26	360.00	359.41	0.59	80.00	100.00	704.8	100.0	90.1	0.0	100.0	67.9
FULL Doc - FICO 710-719	3,586,442.81	0.92	10	0.70	358,644.28	5.821	5.641	12.821	24	360.00	359.84	0.16	80.00	100.00	714.3	100.0	96.7	0.0	100.0	81.0
FULL Doc - FICO 720-729	3,468,760.00	0.89	12	0.84	289,063.33	5.998	5.549	12.998	26	360.00	359.36	0.64	80.00	100.00	724.6	100.0	93.7	0.0	100.0	62.2
FULL Doc - FICO 730-739	2,169,507.11	0.55	7	0.49	309,929.59	6.295	5.589	13.295	30	360.00	358.80	1.20	80.00	100.00	733.6	100.0	76.4	0.0	100.0	63.0
FULL Doc - FICO 740-749	3,726,547.42	0.95	13	0.91	286,657.49	5.988	5.597	12.988	23	360.00	359.24	0.76	80.00	100.00	745.4	100.0	89.1	0.0	100.0	73.0
FULL Doc - FICO 750-759	1,390,016.91	0.36	7	0.49	198,573.84	6.253	5.609	13.253	25	360.00	359.74	0.26	80.00	100.00	752.7	100.0	91.9	0.0	100.0	61.2
FULL Doc - FICO 760-769	1,747,376.32	0.45	7	0.49	249,625.19	5.965	5.608	12.965	25	360.00	359.21	0.79	80.00	100.00	762.4	100.0	88.6	0.0	100.0	88.6
FULL Doc - FICO 770-779	1,512,260.00	0.39	4	0.28	378,065.00	5.768	5.723	12.768	25	360.00	359.35	0.65	80.00	100.00	775.4	100.0	100.0	0.0	100.0	100.0
FULL Doc - FICO 780-789	698,145.52	0.18	3	0.21	232,715.17	6.420	5.550	13.420	25	360.00	358.53	1.47	80.00	100.00	782.2	100.0	75.6	0.0	100.0	47.9
FULL Doc - FICO 790-799	364,000.00	0.09	2	0.14	182,000.00	5.374	5.618	12.374	24	360.00	360.00	0.00	80.00	100.00	797.2	100.0	45.1	0.0	100.0	100.0
FULL Doc - FICO 820-829	125,600.00	0.03	1	0.07	125,600.00	6.680	5.550	13.680	23	360.00	359.00	1.00	80.00	100.00	820.0	100.0	100.0	0.0	100.0	100.0
LIM Doc - FICO 610-619	220,000.00	0.06	1	0.07	220,000.00	6.180	5.700	13.180	24	360.00	360.00	0.00	80.00	100.00	612.0	0.0	100.0	0.0	100.0	100.0
LIM Doc - FICO 620-629	164,000.00	0.04	1	0.07	164,000.00	6.825	5.000	13.825	35	360.00	359.00	1.00	80.00	100.00	625.0	0.0	100.0	0.0	100.0	0.0
LIM Doc - FICO 650-659	275,200.00	0.07	2	0.14	137,600.00	6.522	5.671	13.522	23	360.00	359.00	1.00	80.00	100.00	656.9	0.0	100.0	0.0	100.0	100.0
LIM Doc - FICO 660-669	497,250.00	0.13	1	0.07	497,250.00	6.300	5.550	13.300	22	360.00	358.00	2.00	85.00	100.00	663.0	0.0	100.0	0.0	100.0	100.0
LIM Doc - FICO 670-679	207,920.00	0.05	1	0.07	207,920.00	5.625	5.700	12.625	24	360.00	360.00	0.00	80.00	100.00	675.0	0.0	100.0	0.0	100.0	100.0
LIM Doc - FICO 680-689	103,120.00	0.03	1	0.07	103,120.00	5.950	5.550	12.950	24	360.00	360.00	0.00	80.00	100.00	681.0	0.0	100.0	0.0	100.0	100.0
LIM Doc - FICO 700-709	387,898.00	0.10	1	0.07	387,898.00	6.900	5.700	13.900	24	360.00	360.00	0.00	80.00	100.00	708.0	0.0	100.0	0.0	100.0	0.0
LIM Doc - FICO 710-719	492,000.00	0.13	1	0.07	492,000.00	5.990	5.700	12.990	24	360.00	360.00	0.00	80.00	100.00	718.0	0.0	100.0	0.0	100.0	100.0
LIM Doc - FICO 720-729	320,000.00	0.08	1	0.07	320,000.00	5.400	5.550	12.400	24	360.00	360.00	0.00	80.00	100.00	720.0	0.0	100.0	0.0	100.0	100.0
LIM Doc - FICO 730-739	537,600.00	0.14	1	0.07	537,600.00	5.890	5.550	12.890	23	360.00	359.00	1.00	80.00	100.00	731.0	0.0	100.0	0.0	100.0	100.0
LIM Doc - FICO 770-779	494,400.00	0.13	1	0.07	494,400.00	7.075	5.550	14.075	36	360.00	360.00	0.00	80.00	100.00	771.0	0.0	100.0	0.0	100.0	0.0
STD Doc - FICO 590-599	426,041.80	0.11	1	0.07	426,041.80	6.990	5.800	13.990	23	360.00	359.00	1.00	80.00	100.00	590.0	0.0	100.0	0.0	100.0	100.0
STD Doc - FICO 610-619	4,504,009.30	1.15	14	0.98	321,714.95	6.789	5.763	13.789	25	360.00	359.19	0.81	80.00	99.89	615.9	0.0	100.0	0.0	100.0	87.2
STD Doc - FICO 620-629	23,612,741.36	6.04	88	6.14	268,326.61	7.285	5.788	14.285	23	360.00	358.79	1.21	80.06	99.82	624.8	0.0	96.2	0.0	100.0	82.0
STD Doc - FICO 630-639	23,012,712.59	5.88	83	5.79	277,261.60	7.119	5.802	14.107	24	360.00	359.12	0.88	80.07	99.84	634.3	0.0	98.7	0.0	100.0	73.8
STD Doc - FICO 640-649	21,826,126.93	5.58	75	5.23	291,015.03	6.824	5.811	13.824	24	360.00	359.09	0.91	80.00	100.00	643.9	0.0	95.4	0.0	100.0	81.3
STD Doc - FICO 650-659	28,643,659.86	7.32	99	6.91	289,329.90	6.932	5.819	13.932	24	360.00	359.25	0.75	80.00	99.91	654.4	0.0	97.8	0.0	100.0	79.1
STD Doc - FICO 660-669	13,039,418.62	3.33	46	3.21	283,465.62	6.951	5.815	13.951	25	360.00	359.25	0.75	80.31	100.00	664.4	0.0	98.5	0.0	100.0	82.2
STD Doc - FICO 670-679	12,713,790.58	3.25	41	2.86	310,092.45	6.774	5.848	13.774	24	360.00	359.15	0.85	80.06	99.97	674.6	0.0	100.0	0.0	100.0	76.5
STD Doc - FICO 680-689	12,212,014.04	3.12	39	2.72	313,128.57	6.940	5.732	13.940	25	360.00	359.19	0.81	80.00	100.00	684.1	0.0	97.2	0.0	100.0	76.0
STD Doc - FICO 690-699	11,491,996.47	2.94	34	2.37	337,999.90	6.607	5.778	13.607	25	360.00	359.14	0.86	80.24	99.90	695.4	0.0	98.3	0.0	100.0	74.8
STD Doc - FICO 700-709	14,674,901.25	3.75	47	3.28	312,231.94	6.845	5.795	13.845	26	360.00	359.43	0.57	80.09	99.69	705.0	0.0	93.7	0.0	100.0	65.5
STD Doc - FICO 710-719	15,428,931.32	3.94	44	3.07	350,657.53	6.734	5.807	13.734	26	360.00	359.50	0.50	80.24	100.00	714.1	0.0	90.7	0.0	100.0	68.3
STD Doc - FICO 720-729	7,817,120.13	2.00	25	1.74	312,684.81	6.737	5.808	13.737	24	360.00	359.51	0.49	80.76	100.00	722.9	0.0	97.3	0.0	100.0	90.7
STD Doc - FICO 730-739	7,907,672.29	2.02	21	1.47	376,555.82	6.395	5.813	13.395	25	360.00	359.52	0.48	79.99	99.90	734.4	0.0	93.2	0.0	100.0	86.1
STD Doc - FICO 740-749	6,484,904.24	1.66	24	1.67	270,204.34	6.890	5.817	13.890	25	360.00	359.46	0.54	80.00	100.00	744.0	0.0	82.4	0.0	100.0	65.3
STD Doc - FICO 750-759	4,657,403.43	1.19	13	0.91	358,261.80	6.630	5.819	13.630	27	360.00	359.49	0.51	80.00	100.00	754.2	0.0	80.3	0.0	100.0	84.9
STD Doc - FICO 760-769	5,379,202.00	1.37	17	1.19	316,423.65	6.670	5.876	13.670	24	360.00	359.70	0.30	80.00	100.00	762.9	0.0	90.0	0.0	100.0	76.7
STD Doc - FICO 770-779	2,580,420.00	0.66	6	0.42	430,070.00	6.491	5.857	13.491	28	360.00	359.73	0.27	80.75	97.40	772.9	0.0	100.0	0.0	100.0	77.1
STD Doc - FICO 780-789	1,575,200.00	0.40	5	0.35	315,040.00	6.999	5.878	13.999	24	360.00	359.52	0.48	80.00	100.00	783.9	0.0	84.0	0.0	100.0	89.4
STD Doc - FICO 790-799	2,107,925.04	0.54	6	0.42	351,320.84	6.776	5.847	13.776	26	360.00	359.38	0.62	81.11	100.00	792.6	0.0	80.0	0.0	100.0	38.8
STD Doc - FICO 800-809	183,600.00	0.05	1	0.07	183,600.00	6.990	5.800	13.990	23	360.00	359.00	1.00	80.00	100.00	802.0	0.0	0.0	0.0	100.0	100.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4
Preliminary Collateral Analysis
Simultaneous Seconds-ACTUAL; IO Loans

1,433 records
Balance: 391,222,305

Deutsche Bank @

Documentation Level (S&P)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
V	220,279,791.25	56.31	729	50.87	302,167.07	6.885	5.806	13.884	25	360.00	359.23	0.77	80.12	99.89	676.8	0.0	95.4	0.0	100.0	77.3
Z	111,319,542.02	28.45	489	34.12	227,647.33	6.334	5.591	13.334	25	360.00	359.05	0.95	80.18	99.84	633.6	100.0	98.0	0.0	100.0	77.8
Y	55,923,584.12	14.29	203	14.17	275,485.64	6.241	5.597	13.241	25	360.00	359.10	0.90	80.06	99.80	646.9	100.0	96.0	0.0	100.0	79.9
X	3,699,388.00	0.95	12	0.84	308,282.33	6.273	5.588	13.273	26	360.00	359.47	0.53	80.67	100.00	700.3	0.0	100.0	0.0	100.0	71.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Appraisal Type (S&P)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
FULL	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Credit Grade	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
A+	6,496,100.56	1.66	28	1.95	232,003.59	6.380	5.640	13.380	26	360.00	359.19	0.81	80.00	99.76	636.1	84.6	100.0	0.0	100.0	83.3
AA	384,726,204.83	98.34	1,405	98.05	273,826.48	6.635	5.714	13.634	25	360.00	359.16	0.84	80.13	99.86	660.8	42.0	96.2	0.0	100.0	77.6
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

FICO Score	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
540 - 559	320,400.00	0.08	1	0.07	320,400.00	6.050	5.550	13.050	21	360.00	357.00	3.00	80.00	100.00	551.0	100.0	100.0	0.0	100.0	100.0
560 - 579	3,449,338.33	0.88	14	0.98	246,381.31	6.446	5.574	13.446	23	360.00	358.51	1.49	80.00	99.46	575.0	100.0	100.0	0.0	100.0	81.2
580 - 599	33,346,500.42	8.52	165	11.51	202,100.00	6.628	5.587	13.628	24	360.00	358.68	1.32	80.03	99.93	588.7	98.7	99.1	0.0	100.0	80.6
600 - 619	43,631,364.94	11.15	180	12.56	242,396.47	6.457	5.590	13.457	25	360.00	358.97	1.03	80.06	99.70	608.5	89.2	99.6	0.0	100.0	80.7
620 - 639	73,352,446.69	18.75	287	20.03	255,583.44	6.876	5.714	13.872	24	360.00	359.03	0.97	80.17	99.83	629.5	36.2	98.2	0.0	100.0	77.8
640 - 659	69,430,833.95	17.75	243	16.96	285,723.60	6.673	5.762	13.673	25	360.00	359.23	0.77	80.09	99.91	650.0	26.9	95.3	0.0	100.0	79.6
660 - 679	42,524,853.92	10.87	147	10.26	289,284.72	6.566	5.748	13.566	25	360.00	359.22	0.78	80.21	99.92	669.0	37.8	99.5	0.0	100.0	78.7
680 - 699	31,609,194.09	8.08	103	7.19	306,885.38	6.599	5.717	13.599	25	360.00	359.21	0.79	80.12	99.93	689.0	24.7	98.3	0.0	100.0	77.5
700 - 719	38,309,712.63	9.79	116	8.09	330,256.14	6.612	5.772	13.612	26	360.00	359.51	0.49	80.13	99.88	709.7	19.1	92.6	0.0	100.0	68.1
720 - 739	22,220,659.52	5.68	67	4.68	331,651.63	6.417	5.738	13.417	25	360.00	359.42	0.58	80.26	99.96	728.4	25.4	93.4	0.0	100.0	82.3
740 - 759	16,258,872.01	4.16	57	3.98	285,243.37	6.554	5.749	13.554	25	360.00	359.44	0.56	80.00	100.00	748.0	31.5	84.2	0.0	100.0	72.3
760 - 779	11,713,658.32	2.99	35	2.44	334,675.95	6.426	5.799	13.426	26	360.00	359.60	0.40	80.17	99.43	767.0	27.8	93.7	0.0	100.0	78.3
780 - 799	4,745,270.56	1.21	16	1.12	296,579.41	6.690	5.796	13.690	25	360.00	359.35	0.65	80.49	100.00	788.5	22.4	78.0	0.0	100.0	61.6
800 >=	309,200.00	0.08	2	0.14	154,600.00	6.864	5.698	13.864	23	360.00	359.00	1.00	80.00	100.00	809.3	40.6	40.6	0.0	100.0	100.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 551
Maximum: 820
Weighted Average: 660.4
% UPB missing FICOs: 0.0

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4
Preliminary Collateral Analysis
Simultaneous Seconds-ACTUAL; IO Loans

1,433 records
Balance: 391,222,305

Deutsche Bank

FICO Score	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
550 - 574	1,842,385.37	0.47	7	0.49	263,197.91	6.114	5.608	13.114	23	360.00	358.20	1.80	80.00	100.00	568.4	100.0	100.0	0.0	100.0	72.7
575 - 599	35,273,853.38	9.02	173	12.07	203,895.11	6.632	5.584	13.632	24	360.00	358.67	1.33	80.03	99.88	588.1	98.8	99.1	0.0	100.0	81.3
600 - 624	58,888,132.98	15.05	237	16.54	248,473.13	6.576	5.627	13.576	24	360.00	358.92	1.08	80.07	99.71	612.0	74.3	99.3	0.0	100.0	81.4
625 - 649	87,325,349.89	22.32	333	23.24	262,238.29	6.804	5.729	13.801	24	360.00	359.11	0.89	80.15	99.89	635.6	33.3	97.1	0.0	100.0	76.4
650 - 674	73,025,487.35	18.67	254	17.73	287,501.92	6.614	5.752	13.614	25	360.00	359.30	0.70	80.18	99.88	659.8	33.4	97.2	0.0	100.0	81.5
675 - 699	41,309,723.37	10.56	136	9.49	303,747.97	6.604	5.727	13.604	25	360.00	359.16	0.84	80.09	99.95	686.1	26.1	98.7	0.0	100.0	75.9
700 - 724	46,488,513.12	11.88	144	10.05	322,836.90	6.599	5.765	13.599	25	360.00	359.50	0.50	80.14	99.90	711.9	19.6	93.4	0.0	100.0	71.3
725 - 749	24,253,310.70	6.20	76	5.30	319,122.51	6.437	5.740	13.437	25	360.00	359.37	0.63	80.19	99.97	737.4	31.2	88.5	0.0	100.0	74.9
750 - 774	16,143,518.66	4.13	51	3.56	316,539.58	6.542	5.801	13.542	26	360.00	359.62	0.38	80.00	99.58	761.0	23.7	89.1	0.0	100.0	76.6
775 - 799	6,362,830.56	1.63	20	1.40	318,141.53	6.441	5.765	13.441	25	360.00	359.32	0.68	80.67	100.00	785.7	29.5	83.6	0.0	100.0	71.4
800 or greater	309,200.00	0.08	2	0.14	154,600.00	6.864	5.698	13.864	23	360.00	359.00	1.00	80.00	100.00	809.3	40.6	40.6	0.0	100.0	100.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 551
Maximum: 820
Weighted Average: 660.4
% UPB missing FICOs: 0.0

Back Ratio	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
10.01 - 15.00	331,960.00	0.08	3	0.21	110,653.33	6.832	5.583	13.832	24	360.00	359.65	0.35	79.62	100.00	658.8	100.0	100.0	0.0	100.0	100.0
15.01 - 20.00	2,992,130.95	0.76	12	0.84	249,344.25	6.379	5.680	13.379	24	360.00	359.09	0.91	79.98	100.00	666.1	48.5	94.3	0.0	100.0	75.0
20.01 - 25.00	5,592,966.38	1.43	21	1.47	266,331.73	6.619	5.675	13.619	23	360.00	359.27	0.73	80.00	100.00	674.2	38.8	82.3	0.0	100.0	81.6
25.01 - 30.00	9,990,674.16	2.55	48	3.35	208,139.04	6.654	5.655	13.654	26	360.00	358.89	1.11	80.27	99.95	648.5	56.1	100.0	0.0	100.0	82.6
30.01 - 35.00	27,468,957.55	7.02	103	7.19	266,688.91	6.698	5.730	13.698	25	360.00	359.29	0.71	80.02	99.88	671.2	44.9	94.1	0.0	100.0	75.1
35.01 - 40.00	61,629,937.85	15.75	228	15.91	270,306.74	6.623	5.697	13.623	25	360.00	359.21	0.79	80.13	99.87	666.1	40.9	96.2	0.0	100.0	75.7
40.01 - 45.00	111,720,665.55	28.56	407	28.40	274,497.95	6.652	5.730	13.649	25	360.00	359.09	0.91	80.13	99.87	664.3	36.4	97.3	0.0	100.0	75.2
45.01 - 50.00	169,479,788.49	43.32	602	42.01	281,527.89	6.609	5.710	13.609	25	360.00	359.18	0.82	80.15	99.84	654.2	46.0	96.6	0.0	100.0	80.1
50.01 - 55.00	2,015,224.46	0.52	9	0.63	223,913.83	6.844	5.633	13.844	23	360.00	359.46	0.54	80.00	100.00	660.9	74.2	65.9	0.0	100.0	87.4
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 10.12
Maximum: 54.16
Weighted Average: 42.60

Prepay Flag	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Prepayment Penalty	304,124,064.79	77.74	1,106	77.18	274,976.55	6.517	5.713	13.517	24	360.00	359.22	0.78	80.12	99.87	659.0	43.2	96.4	0.0	100.0	100.0
No Prepayment Penalty	87,098,240.59	22.26	327	22.82	266,355.48	7.027	5.710	14.024	26	360.00	358.96	1.04	80.16	99.82	665.6	41.3	95.7	0.0	100.0	0.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4
Preliminary Collateral Analysis
Simultaneous Seconds-ACTUAL; IO Loans
1,433 records
Balance: 391,222,305

Prepayment Penalty Detail	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
1%	1,623,441.41	0.41	11	0.77	147,585.58	6.825	5.612	13.825	26	360.00	359.43	0.57	81.13	100.00	620.0	74.7	100.0	0.0	100.0	100.0
2 mos	5,343,284.77	1.37	29	2.02	184,251.20	6.725	5.658	13.725	27	360.00	359.06	0.94	79.98	99.33	633.7	73.5	96.3	0.0	100.0	100.0
2 mos int of 66.6%	3,056,308.80	0.78	13	0.91	235,100.68	6.749	5.814	13.749	26	360.00	359.37	0.63	80.00	100.00	651.3	68.5	100.0	0.0	100.0	100.0
2%	4,968,387.31	1.27	24	1.67	207,016.14	7.336	5.634	14.336	25	360.00	359.44	0.56	80.00	100.00	653.3	51.6	100.0	0.0	100.0	100.0
5%	610,140.00	0.16	5	0.35	122,028.00	7.023	5.722	14.023	25	360.00	359.18	0.82	80.00	100.00	628.8	78.1	100.0	0.0	100.0	100.0
5/4/3/2/1	9,967,533.88	2.55	52	3.63	191,683.34	6.812	5.732	13.812	24	360.00	359.14	0.86	80.00	99.87	655.2	47.9	86.9	0.0	100.0	100.0
6 mos int of 80%	278,554,968.63	71.20	972	67.83	286,579.19	6.482	5.715	13.482	24	360.00	359.22	0.78	80.13	99.88	660.1	41.7	96.6	0.0	100.0	100.0
None	87,098,240.59	22.26	327	22.82	266,355.48	7.027	5.710	14.024	26	360.00	358.96	1.04	80.16	99.82	665.6	41.3	95.7	0.0	100.0	0.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Prepayment Penalty Months	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
0	87,098,240.59	22.26	327	22.82	266,355.48	7.027	5.710	14.024	26	360.00	358.96	1.04	80.16	99.82	665.6	41.3	95.7	0.0	100.0	0.0
12	16,235,376.71	4.15	62	4.33	261,860.91	7.181	5.640	14.181	25	360.00	359.29	0.71	79.99	100.00	679.7	34.3	93.1	0.0	100.0	100.0
24	263,607,454.34	67.38	939	65.53	280,732.11	6.499	5.718	13.499	23	360.00	359.24	0.76	80.12	99.89	657.2	42.3	96.5	0.0	100.0	100.0
36	24,281,233.74	6.21	105	7.33	231,249.85	6.266	5.712	13.266	35	360.00	359.03	0.97	80.23	99.63	664.6	58.9	97.8	0.0	100.0	100.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Non-zero Weighted Average Prepay Penalty Term: 24

Flag

Flag

Index Type (ARM Only)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Libor - 6 Month	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Margin (%) (ARM Only)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
2.500 - 2.999	361,032.59	0.09	3	0.21	120,344.20	6.682	2.500	13.682	24	360.00	359.66	0.34	80.00	100.00	629.4	68.3	100.0	0.0	100.0	100.0
3.500 - 3.999	754,391.72	0.19	3	0.21	251,463.91	5.735	3.584	12.735	23	360.00	359.00	1.00	80.00	99.05	607.5	100.0	100.0	0.0	100.0	100.0
4.000 - 4.499	336,400.00	0.09	2	0.14	168,200.00	6.829	4.000	13.829	29	360.00	360.00	0.00	80.00	100.00	712.6	0.0	100.0	0.0	100.0	58.3
5.000 - 5.499	4,375,412.50	1.12	16	1.12	273,463.28	6.864	5.141	13.864	25	360.00	358.63	1.37	80.00	99.71	652.9	40.1	100.0	0.0	100.0	83.8
5.500 - 5.999	370,621,973.13	94.73	1,352	94.35	274,128.68	6.624	5.712	13.623	25	360.00	359.16	0.84	80.13	99.88	660.6	42.7	96.1	0.0	100.0	77.8
6.000 - 6.499	14,226,771.82	3.64	55	3.84	258,668.58	6.777	6.100	13.777	25	360.00	359.51	0.49	80.23	99.68	662.5	41.7	100.0	0.0	100.0	74.5
6.500 - 6.999	546,323.62	0.14	2	0.14	273,161.81	6.690	6.717	13.690	28	360.00	359.00	1.00	80.00	97.12	635.9	58.3	100.0	0.0	100.0	41.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 2.500
Maximum: 6.950
Weighted Average: 5.713

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Initial Periodic Cap (%) (ARM Only)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
1.000	276,000.00	0.07	1	0.07	276,000.00	6.475	5.950	12.475	36	360.00	360.00	0.00	80.00	100.00	632.0	0.0	100.0	0.0	100.0	0.0
1.500	390,946,305.39	99.93	1,432	99.93	273,007.20	6.631	5.712	13.631	25	360.00	359.16	0.84	80.13	99.86	660.5	42.8	96.3	0.0	100.0	77.8
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 1.000
Maximum: 1.500
Weighted Average: 1.500

Periodic Cap (%) (ARM Only)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
1.000	276,000.00	0.07	1	0.07	276,000.00	6.475	5.950	12.475	36	360.00	360.00	0.00	80.00	100.00	632.0	0.0	100.0	0.0	100.0	0.0
1.500	390,946,305.39	99.93	1,432	99.93	273,007.20	6.631	5.712	13.631	25	360.00	359.16	0.84	80.13	99.86	660.5	42.8	96.3	0.0	100.0	77.8
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 1.000
Maximum: 1.500
Weighted Average: 1.500

Maximum Mortgage Rates (%) (ARM Only)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
11.500 - 11.999	295,920.00	0.08	1	0.07	295,920.00	4.990	5.550	11.990	20	360.00	356.00	4.00	80.00	100.00	606.0	100.0	100.0	0.0	100.0	0.0
12.000 - 12.499	12,856,794.70	3.29	41	2.86	313,580.36	5.344	5.579	12.322	26	360.00	359.26	0.74	80.15	99.94	667.9	86.3	98.4	0.0	100.0	86.1
12.500 - 12.999	57,400,602.29	14.67	178	12.42	322,475.29	5.779	5.643	12.779	25	360.00	359.29	0.71	80.17	99.76	671.9	76.1	97.7	0.0	100.0	88.9
13.000 - 13.499	96,350,146.23	24.63	342	23.87	281,725.57	6.250	5.699	13.250	25	360.00	359.15	0.85	80.17	99.81	659.1	52.7	97.0	0.0	100.0	91.3
13.500 - 13.999	125,564,269.83	32.10	452	31.54	277,797.06	6.738	5.729	13.738	25	360.00	359.12	0.88	80.14	99.87	658.1	33.6	97.5	0.0	100.0	77.4
14.000 - 14.499	50,147,402.19	12.82	217	15.14	231,094.02	7.215	5.754	14.215	25	360.00	359.23	0.77	80.04	99.96	653.7	27.1	94.6	0.0	100.0	66.4
14.500 - 14.999	34,755,574.58	8.88	144	10.05	241,358.16	7.704	5.777	14.704	24	360.00	359.07	0.93	80.05	99.95	661.5	15.0	92.9	0.0	100.0	51.7
15.000 - 15.499	11,458,046.84	2.93	45	3.14	254,623.26	8.155	5.772	15.155	24	360.00	359.19	0.81	80.12	99.83	660.7	3.4	84.9	0.0	100.0	39.5
15.500 - 15.999	2,170,348.73	0.55	12	0.84	180,862.39	8.704	5.732	15.704	25	360.00	359.13	0.87	80.00	100.00	652.8	0.0	91.1	0.0	100.0	43.2
16.000 - 16.499	223,200.00	0.06	1	0.07	223,200.00	9.000	5.800	16.000	23	360.00	359.00	1.00	80.00	100.00	625.0	0.0	100.0	0.0	100.0	100.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 11.990
Maximum: 16.000
Weighted Average: 13.630

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4

Preliminary Collateral Analysis

Simultaneous Seconds-ACTUAL; IO Loans

1,433 records

Balance: 391,222,305

Minimum Mortgage Rates (%) (ARM Only)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
4.500 - 4.999	295,920.00	0.08	1	0.07	295,920.00	4.990	5.550	11.990	20	360.00	356.00	4.00	80.00	100.00	606.0	100.0	100.0	0.0	100.0	0.0
5.000 - 5.499	12,580,794.70	3.22	40	2.79	314,519.87	5.319	5.571	12.319	26	360.00	359.24	0.76	80.15	99.94	668.7	88.2	98.4	0.0	100.0	87.9
5.500 - 5.999	57,400,602.29	14.67	178	12.42	322,475.29	5.779	5.643	12.779	25	360.00	359.29	0.71	80.17	99.76	671.9	76.1	97.7	0.0	100.0	88.9
6.000 - 6.499	96,626,146.23	24.70	343	23.94	281,708.88	6.251	5.700	13.248	25	360.00	359.15	0.85	80.17	99.81	659.1	52.5	97.0	0.0	100.0	91.0
6.500 - 6.999	125,564,269.83	32.10	452	31.54	277,797.06	6.738	5.729	13.738	25	360.00	359.12	0.88	80.14	99.87	658.1	33.6	97.5	0.0	100.0	77.4
7.000 - 7.499	50,147,402.19	12.82	217	15.14	231,094.02	7.215	5.754	14.215	25	360.00	359.23	0.77	80.04	99.96	653.7	27.1	94.6	0.0	100.0	66.4
7.500 - 7.999	34,755,574.58	8.88	144	10.05	241,358.16	7.704	5.777	14.704	24	360.00	359.07	0.93	80.05	99.95	661.5	15.0	92.9	0.0	100.0	51.7
8.000 - 8.499	11,458,046.84	2.93	45	3.14	254,623.26	8.155	5.772	15.155	24	360.00	359.19	0.81	80.12	99.83	660.7	3.4	84.9	0.0	100.0	39.5
8.500 - 8.999	2,170,348.73	0.55	12	0.84	180,862.39	8.704	5.732	15.704	25	360.00	359.13	0.87	80.00	100.00	652.8	0.0	91.1	0.0	100.0	43.2
9.000 - 9.499	223,200.00	0.06	1	0.07	223,200.00	9.000	5.800	16.000	23	360.00	359.00	1.00	80.00	100.00	625.0	0.0	100.0	0.0	100.0	100.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 4.990
Maximum: 9.000
Weighted Average: 6.631

Lifetime Rate Cap (%) (ARM Only)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
6.000	276,000.00	0.07	1	0.07	276,000.00	6.475	5.950	12.475	36	360.00	360.00	0.00	80.00	100.00	632.0	0.0	100.0	0.0	100.0	0.0
7.000	390,946,305.39	99.93	1,432	99.93	273,007.20	6.631	5.712	13.631	25	360.00	359.16	0.84	80.13	99.86	660.5	42.8	96.3	0.0	100.0	77.8
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 6.000
Maximum: 7.000
Weighted Average: 6.999

Next Rate Adjustment Date (ARM Only)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
2007-04	2,782,643.09	0.71	14	0.98	198,760.22	6.072	5.565	13.072	20	360.00	356.00	4.00	80.26	100.00	600.3	92.0	100.0	0.0	100.0	60.8
2007-05	11,937,362.92	3.05	46	3.21	259,507.89	6.726	5.664	13.726	21	360.00	357.00	3.00	80.11	99.85	623.5	42.6	100.0	0.0	100.0	60.0
2007-06	33,764,584.41	8.63	132	9.21	255,792.31	6.863	5.660	13.863	22	360.00	358.00	2.00	80.28	99.83	630.5	48.7	97.2	0.0	100.0	72.5
2007-07	156,716,180.85	40.06	567	39.57	276,395.38	6.679	5.688	13.679	23	360.00	359.00	1.00	80.06	99.88	658.3	41.8	96.4	0.0	100.0	84.3
2007-08	133,070,465.47	34.01	462	32.24	288,031.31	6.569	5.769	13.569	24	360.00	360.00	0.00	80.14	99.92	672.1	37.9	94.9	0.0	100.0	83.5
2007-12	200,000.00	0.05	1	0.07	200,000.00	6.650	5.300	13.650	28	360.00	352.00	8.00	80.00	100.00	585.0	100.0	100.0	0.0	100.0	100.0
2008-04	2,816,920.00	0.72	13	0.91	216,686.15	6.343	5.678	13.343	32	360.00	356.00	4.00	80.00	99.81	628.1	59.3	100.0	0.0	100.0	73.2
2008-05	6,534,911.25	1.67	23	1.61	284,126.58	6.054	5.622	13.054	33	360.00	357.00	3.00	80.34	99.67	670.2	60.1	100.0	0.0	100.0	29.8
2008-06	3,475,910.72	0.89	18	1.26	193,106.15	6.560	5.634	13.560	34	360.00	358.00	2.00	80.30	100.00	677.1	70.7	85.3	0.0	100.0	39.7
2008-07	16,175,910.68	4.13	63	4.40	256,760.49	6.746	5.670	13.746	35	360.00	359.00	1.00	80.34	99.81	670.7	45.1	97.5	0.0	100.0	52.4
2008-08	23,747,416.00	6.07	94	6.56	252,632.09	6.468	5.749	13.457	36	360.00	360.00	0.00	80.07	99.59	670.1	49.0	98.6	0.0	100.0	56.9
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 2007-04-01
Maximum: 2008-08-01
Weighted Average: 2007-08-25

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4

Preliminary Collateral Analysis

Simultaneous Seconds-ACTUAL; IO Loans

1,433 records
Balance: 391,222,305

Months to Next Rate Adjustment (ARM Only)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
19 - 24	338,271,236.74	86.47	1,221	85.21	277,044.42	6.651	5.715	13.651	23	360.00	359.20	0.80	80.12	99.89	659.2	41.4	96.0	0.0	100.0	81.8
25 - 30	200,000.00	0.05	1	0.07	200,000.00	6.650	5.300	13.650	28	360.00	352.00	8.00	80.00	100.00	585.0	100.0	100.0	0.0	100.0	100.0
31 - 36	52,751,068.65	13.48	211	14.72	250,005.06	6.501	5.697	13.496	35	360.00	358.98	1.02	80.20	99.71	668.5	51.2	97.6	0.0	100.0	51.9
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 20
Maximum: 36
Weighted Average: 25

Conforming vs. Nonconforming(Just Balances)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Conforming Loan Balance	244,182,029.96	62.42	1,113	77.67	219,390.86	6.682	5.692	13.681	25	360.00	359.09	0.91	80.08	99.87	652.0	49.5	95.6	0.0	100.0	76.5
Non-conforming Loan Balance	147,040,275.43	37.58	320	22.33	459,500.86	6.545	5.747	13.545	24	360.00	359.29	0.71	80.21	99.85	674.5	31.5	97.4	0.0	100.0	79.8
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Freddie Conforming vs. Nonconforming	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
Non-conforming Freddie	315,002,521.28	80.52	976	68.11	322,748.48	6.600	5.729	13.599	25	360.00	359.18	0.82	80.15	99.89	664.4	37.9	98.8	0.0	100.0	79.1
Conforming Freddie	76,219,784.11	19.48	457	31.89	166,782.90	6.756	5.644	13.756	25	360.00	359.10	0.90	80.06	99.75	644.1	62.9	85.8	0.0	100.0	72.1
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Monthly Payments ($)	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
0.01 - 500.00	2,391,910.60	0.61	29	2.02	82,479.68	6.564	5.593	13.564	26	360.00	358.76	1.24	79.30	100.00	641.4	82.6	96.7	0.0	100.0	58.7
500.01 - 1,000.00	50,537,429.41	12.92	364	25.40	138,839.09	6.741	5.627	13.741	25	360.00	359.10	0.90	80.06	99.97	642.0	69.5	94.6	0.0	100.0	78.6
1,000.01 - 1,500.00	89,014,897.01	22.75	392	27.36	227,078.82	6.560	5.681	13.557	25	360.00	359.05	0.95	80.09	99.86	649.6	55.8	94.6	0.0	100.0	79.2
1,500.01 - 2,000.00	103,318,478.29	26.41	328	22.89	314,995.36	6.535	5.726	13.535	25	360.00	359.17	0.83	80.15	99.87	661.7	39.4	97.6	0.0	100.0	81.4
2,000.01 - 2,500.00	74,824,141.39	19.13	185	12.91	404,454.82	6.645	5.747	13.645	25	360.00	359.23	0.77	80.15	99.86	663.7	31.0	98.1	0.0	100.0	81.0
2,500.01 - 3,000.00	43,036,488.61	11.00	87	6.07	494,672.28	6.638	5.767	13.638	25	360.00	359.23	0.77	80.35	99.90	681.8	21.5	95.3	0.0	100.0	74.1
3,000.01 - 3,500.00	18,067,294.55	4.62	32	2.23	564,602.95	6.825	5.711	13.825	24	360.00	359.36	0.64	80.00	99.43	673.9	33.3	97.2	0.0	100.0	59.0
3,500.01 - 4,000.00	8,619,665.53	2.20	14	0.98	615,690.39	7.269	5.837	14.269	23	360.00	359.33	0.67	80.00	99.91	698.3	14.3	94.0	0.0	100.0	44.8
4,000.01 - 4,500.00	1,412,000.00	0.36	2	0.14	706,000.00	6.837	5.800	13.837	24	360.00	360.00	0.00	80.00	100.00	716.6	0.0	100.0	0.0	100.0	100.0
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 367.50
Maximum: 4,025.00
Average: 1,508.85

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

New Century 2005-4

Preliminary Collateral Analysis

Simultaneous Seconds-ACTUAL; IO Loans

1,433 records
Balance: 391,222,305

Origination Date	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
2004-11	200,000.00	0.05	1	0.07	200,000.00	6.650	5.300	13.650	28	360.00	352.00	8.00	80.00	100.00	585.0	100.0	100.0	0.0	100.0	100.0
2005-03	6,239,563.09	1.59	28	1.95	222,841.54	6.397	5.639	13.397	26	360.00	356.15	3.85	80.12	99.91	622.4	63.2	100.0	0.0	100.0	55.6
2005-04	18,383,474.16	4.70	70	4.88	262,621.06	6.455	5.644	13.455	25	360.00	357.01	2.99	80.20	99.78	638.0	50.6	100.0	0.0	100.0	54.1
2005-05	37,682,989.32	9.63	151	10.54	249,556.22	6.827	5.655	13.827	23	360.00	358.04	1.96	80.28	99.85	635.8	52.0	96.1	0.0	100.0	67.6
2005-06	189,157,943.44	48.35	675	47.10	280,233.99	6.659	5.685	13.659	24	360.00	359.10	0.90	80.10	99.84	660.9	42.4	96.7	0.0	100.0	81.3
2005-07	139,558,335.38	35.67	508	35.45	274,721.13	6.573	5.778	13.571	26	360.00	359.99	0.01	80.12	99.90	671.3	38.7	95.1	0.0	100.0	79.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 2004-11-30
Maximum: 2005-07-22

First Payment Date	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
2005-01	200,000.00	0.05	1	0.07	200,000.00	6.650	5.300	13.650	28	360.00	352.00	8.00	80.00	100.00	585.0	100.0	100.0	0.0	100.0	100.0
2005-05	5,599,563.09	1.43	27	1.88	207,391.23	6.209	5.622	13.209	26	360.00	356.00	4.00	80.13	99.90	614.3	75.6	100.0	0.0	100.0	67.1
2005-06	18,472,274.16	4.72	69	4.82	267,714.12	6.488	5.649	13.488	25	360.00	357.00	3.00	80.19	99.78	640.0	48.8	100.0	0.0	100.0	49.3
2005-07	37,240,495.13	9.52	150	10.47	248,269.97	6.834	5.657	13.834	23	360.00	358.00	2.00	80.28	99.85	634.9	50.8	96.1	0.0	100.0	69.4
2005-08	172,892,091.53	44.19	630	43.96	274,431.89	6.685	5.686	13.685	24	360.00	359.00	1.00	80.09	99.87	659.4	42.1	96.5	0.0	100.0	81.3
2005-09	156,817,881.47	40.08	556	38.80	282,046.55	6.554	5.766	13.552	26	360.00	360.00	0.00	80.13	99.87	671.8	39.6	95.4	0.0	100.0	79.5
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 2005-01-01
Maximum: 2005-09-01

Maturity Date	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
2034-12	200,000.00	0.05	1	0.07	200,000.00	6.650	5.300	13.650	28	360.00	352.00	8.00	80.00	100.00	585.0	100.0	100.0	0.0	100.0	100.0
2035-04	5,599,563.09	1.43	27	1.88	207,391.23	6.209	5.622	13.209	26	360.00	356.00	4.00	80.13	99.90	614.3	75.6	100.0	0.0	100.0	67.1
2035-05	18,472,274.16	4.72	69	4.82	267,714.12	6.488	5.649	13.488	25	360.00	357.00	3.00	80.19	99.78	640.0	48.8	100.0	0.0	100.0	49.3
2035-06	37,240,495.13	9.52	150	10.47	248,269.97	6.834	5.657	13.834	23	360.00	358.00	2.00	80.28	99.85	634.9	50.8	96.1	0.0	100.0	69.4
2035-07	172,892,091.53	44.19	630	43.96	274,431.89	6.685	5.686	13.685	24	360.00	359.00	1.00	80.09	99.87	659.4	42.1	96.5	0.0	100.0	81.3
2035-08	156,817,881.47	40.08	556	38.80	282,046.55	6.554	5.766	13.552	26	360.00	360.00	0.00	80.13	99.87	671.8	39.6	95.4	0.0	100.0	79.5
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 2034-12-01
Maximum: 2035-08-01

Next Due Date	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
2005-06	244,000.00	0.06	1	0.07	244,000.00	6.720	5.800	13.720	21	360.00	357.00	3.00	80.00	100.00	652.0	0.0	100.0	0.0	100.0	100.0
2005-07	13,846,827.37	3.54	52	3.63	266,285.14	6.521	5.667	13.521	24	360.00	356.98	3.02	80.26	99.81	627.2	51.1	100.0	0.0	100.0	56.8
2005-08	205,470,605.75	52.52	767	53.52	267,888.66	6.688	5.679	13.688	24	360.00	358.71	1.29	80.11	99.87	654.7	43.6	96.8	0.0	100.0	78.0
2005-09	171,660,872.26	43.88	613	42.78	280,034.05	6.570	5.757	13.569	26	360.00	359.89	0.11	80.14	99.85	670.0	41.2	95.3	0.0	100.0	79.1
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 2005-06-01
Maximum: 2005-09-01

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Paid Thru Date	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
2005-05	244,000.00	0.06	1	0.07	244,000.00	6.720	5.800	13.720	21	360.00	357.00	3.00	80.00	100.00	652.0	0.0	100.0	0.0	100.0	100.0
2005-06	13,846,827.37	3.54	52	3.63	266,285.14	6.521	5.667	13.521	24	360.00	356.98	3.02	80.26	99.81	627.2	51.1	100.0	0.0	100.0	56.8
2005-07	205,470,605.75	52.52	767	53.52	267,888.66	6.688	5.679	13.688	24	360.00	358.71	1.29	80.11	99.87	654.7	43.6	96.8	0.0	100.0	78.0
2005-08	171,660,872.26	43.88	613	42.78	280,034.05	6.570	5.757	13.569	26	360.00	359.89	0.11	80.14	99.85	670.0	41.2	95.3	0.0	100.0	79.1
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 2005-05-01
Maximum: 2005-08-01

Payment Day	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
1	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

Minimum: 1
Maximum: 1
Weighted Average: 1

Servicer	Current Principal Balance	% by Current Principal Balance	Number of Loans	% of Number of Loans	Average Current Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	Weighted Average Original Frequency CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO	Percent Prepay
	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7
Total:	391,222,305.39	100.00	1,433	100.00	273,009.28	6.631	5.713	13.630	25	360.00	359.16	0.84	80.13	99.86	660.4	42.7	96.3	0.0	100.0	77.7

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileded and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.